CONFORMED COPY

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 18, 2009

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): n/a

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K the Company’s annual report and audited consolidated financial statements for the year ended August 31, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/S/ LAI NI QUIAQUE
Name:	Lai Ni Quiaque
Title:	Executive Director,
Chief Financial Officer and Company Secretary

Dated: November 18, 2009

City Telecom (H.K.) Limited

Stock Code – SEHK: 1137;

NASDAQ: CTEL

— : 1137 ;

: CTEL

ANNUAL REPORT 2009

Journey to the Fibre Age

Contents

Financial Highlights 01

Statistical Review 02

Major Milestones and Events 04

Chairman’s Statement 06

Management’s Discussion and Analysis 10

Products at a Glance 16

Retail Expansion 18

Partnership Expansion 19

Talent Engagement 20

Corporate Social Responsibility 23

Profile of Directors and Senior Management 24

Financial Information

Corporate Governance Report 29

Report of the Directors 37

Independent Auditor’s Report 46

Consolidated Income Statement 47

Balance Sheet 48

Consolidated Statement of Changes in Equity 50

Consolidated Cash Flow Statement 51

Notes to the Financial Statements 52

Five-Year Financial Summary 99

Corporate Information 100

Established in 1992, City Telecom (H.K.) Limited

(SEHK : 1137, NASDAQ : CTEL) is a fast growing and innovative provider of residential and corporate fixed telecommunications network and international telecommunications services in Hong Kong. Its wholly-owned subsidiary, Hong Kong Broadband Network Limited, is a major fixed telecommunications network services operator, providing broadband Internet access up to 1Gbps, telephony and IPTV services, with its self-built Metro Ethernet IP and fibre network. In addition to the operations in Hong Kong, the Group also has branch offices in Canada and Guangzhou, China.

OUR CORE PURPOSES

1. TO EXPERIENCE THE EMOTION OF COMPETITION, WINNING, AND CRUSHING COMPETITORS.

2. TO EXPERIENCE THE JOY OF ADVANCING AND APPLYING TELECOMMUNICATIONS TECHNOLOGY FOR THE BENEFIT OF THE PUBLIC.

3. TO FULFILL THE DESIRE OF SELF-ACTUALIZATION AND “TO BECOME EVERYTHING THAT ONE IS CAPABLE OF BECOMING”.

Illustration of cover

The drawing on the cover of our annual report was inspired by two Chinese classics.

Along the River during the Qingming Festival (Qingmíng Shànghé Tú) . This is a famous series of panoramic paintings renowned as China’s “Mona Lisa”, which reflects the prosperity of the Song Dynasty. We believe CTI Group is currently delivering similar prosperity to the people of Hong Kong with special focus on our latest developments including retail shop expansion, partnerships with leading on-line game developers and service variety.

Journey to the West . This is one of the four great classical novels of Chinese literature, featuring the main character, Sun Wukong, who is known in the West as the “Monkey King”, one of the most powerful and influential immortals in Chinese fable. Sun possesses the golden Jingu Bang, which size he can change and multiply at will. Sun is well-known for superb speed, flexibility and creativity, which are representative of our Group’s competitive fibre and talent advantages.

FINANCIAL HIGHLIGHTS 01

WE HAVE NOW LAID A STRONG FOUNDATION FOR FUTURE GROWTH.

FINANCIAL HIGHLIGHTS

In thousands of Hong Kong dollars except for per share amounts and ratios

For the year ended

31 August 2009

31 August 2008

Turnover

1,478,239

1,302,981

Earnings before interest, tax, depreciation and amortization (EBITDA1)

508,058

377,964

EBITDA margin

34.4%

29.0%

Profit attributable to shareholders

212,829

125,190

Earnings per share

– Basic (HK cents)

32.4

19.7

– Diluted (HK cents)

31.8

19.0

Total dividend declared per share (HK cents)2

19.0

6.0

– Interim

3.0

4.0

– Final

16.0

2.0

Capital expenditures

286,734

211,684

Adjusted free cash flow3

171,066

106,739

As at 31 August 2009

As at 31 August 2008

Cash at bank and in hand

221,052

421,610

Total outstanding borrowings

163,318

683,618

Total equity attributable to equity shareholders

1,228,527

1,032,607

Shares in issue (in thousands)

664,180

650,622

Net asset per share (HK$)

1.85

1.59

Net gearing ratio (net debt/net assets)4

N/A

0.25

1 EBITDA for any period means, without duplication, net income/(loss) for such period, plus the following to the extent deducted in calculating such net income/(loss): interest expense / (income), income taxes, depreciation and amortization expense (excluding any such non cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period not included in the calculation).

2 For the dividend declared for the year ended 31 August 2008, a scrip or cash option was provided.

3 Adjusted free cash flow means (EBITDA - capital expenditure - net finance costs).

4 As the Group was in net cash position as of 31 August 2009, no net gearing ratio is presented.

City Telecom (H.K.) Limited Annual Report 2009

02 STATISTICAL REVIEW

TURNOVER HK$’000

05 1,137,356

06 1,159,579

07 1,141,270

08 1,302,981

09 1,478,239

NUMBER OF REGISTERED BROADBAND SUBSCRIPTIONS

05 229,000

06 220,000

07 247,000

08 316,000

09 391,000

NUMBER OF REGISTERED VOICE-OVER-IF SUBSCRIPTIONS

05 294,000

06 281,000

07 308,000

08 329,000

09 382,000

NUMBER OF REGISTERED IP-TV SUBSCRIPTIONS

05 109,000

06 116,000

07 128,000

08 156,000

09 170,000

City Telecom (H.K.) Limited Annual Report 2009

STATISTICAL REVIEW
03

NUMBER OF REGISTERED INTERNATIONAL TELECOMMUNICATIONS SUBSCRIPTIONS


05
2,054,000
06
2,202,000
07
2,331,000
08
2,336,000
09
2,383,000

INTERNATIONAL TELECOMMUNICATIONS TRAFFIC VOLUME

Million Minutes


05
947.1
06
788.0
07
659.0
08
574.0
09
487.0

TURNOVER BY PRINCIPAL ACTIVITIES IN 2009


Fixed Telecommunications Network Services
83.3%
16.7%
International Telecommunications Services

City Telecom (H.K.) Limited Annual Report 2009

04 MAJOR MILESTONES AND EVENTS

2009 FEBRUARY

City Telecom launched Talent Upgrade Program: “Next Station: University”

JUNE

HKBN launched the first Online Broadband Service Registration Platform in Hong Kong

1992 MAY

City Telecom (H.K.) Limited (“City Telecom”) was incorporated in Hong Kong

1997 JANUARY

Launch of IDD300 Calling Service

MARCH

Set up INC (the Specialized IDD Network for Corporations) for corporate sector

AUGUST

City Telecom was listed on The Stock Exchange of Hong Kong Limited

1998 NOVEMBER

The first company to receive the license of ISR voice service in Hong Kong

1999 JANUARY

Launch of IDD1666 Direct Calling Service

NOVEMBER

ADR listing on the Nasdaq National Market of USA

2000 FEBRUARY

Hong Kong Broadband Network Limited

(“HKBN”), a subsidiary of City Telecom obtained the Local Wireless FTNS license

MARCH

Launch of Broadband Internet services by HKBN

2001 MAY

City Telecom awarded the Satellite-based Fixed Carrier license

2002 MARCH

City Telecom awarded the Cable-based External FTNS license

APRIL

HKBN officially launched local on-net VOIP telephony service

HKBN upgraded to become a wireline-based FTNS licensee

JUNE

Launch of HKBN IDD0030 service

HKBN was confirmed by Cisco Systems to have successfully established the largest Metro Ethernet IP network in the world

City Telecom (H.K.) Limited Annual Report 2009

MAJOR MILESTONES AND EVENTS 05

JULY

HKBN awarded 2009 HKMA Quality Award (Bronze)

2003 AUGUST

HKBN officially launched IP-TV service

2004 JULY

HKBN launched corporate data services

AUGUST

HKBN launched off-net residential VoIP service, namely, the Broadband Phone Service

NOVEMBER

HKBN announced the launch of “bb100”, Hong Kong’s first 100Mbps residential broadband service, and the release of its 1Gbps residential broadband service by 2Q 2005

2005 APRIL

HKBN officially launched “bb1000” Fibre-to-the-Home 1Gbps residential broadband service

SEPTEMBER

HKBN conferred as the winner of Global Entrepolis@Singapore Award 2005, which was presented by the Asian Wall Street Journal in association with the Economic Development Board of Singapore

OCTOBER

HKBN launched 2b Broadband Phone Service, providing VoIP service to local and overseas users via software version broadband phone

HKBN has become the first service provider in the world to achieve the Cisco Powered Network Metro Ethernet QoS Certified status

2006 SEPTEMBER

City Telecom enhanced Work-Life Balance with the launch of eight employee-beneficial measures

SEPTEMBER

HKBN launched 12 New “Fibre Shops”

HKBN announced partnerships with the leading Massively Multiplayer Online Role Playing Game (MMORPG) developers across the Greater China region

2007 MARCH

HKBN enhanced Digital TV Platform and launched new application “bbBOX”

JUNE

City Telecom received recognition for its Talent Management Award at the Hong Kong HR Awards 2007

JULY

HKBN was awarded “Integrated Support Team” of the Year at the Asia Pacific Customer Service Consortium (APCSC) Customer Relationship Excellence Awards (CRE Awards)

SEPTEMBER

HKBN launched “Fibre-To-The-Home” (FTTH) residential broadband services “FibreHome100”, “FibreHome200” and “FibreHome1000”

2008 JANUARY

HKBN launched the free WiFi Service at public rental housing estates

HKBN launched Dual Mode High Definition Terrestrial TV Receiver and IPTV Set-Top-Box

FEBRUARY

HKBN awarded contract for the provision of payphone service at the Hong Kong International Airport

City Telecom (H.K.) Limited Annual Report 2009

06 CHAIRMAN’S STATEMENT

OUR 100Mbps and 1000Mbps BROADBAND SERVICES WILL CONTINUE TO LEAD THE MARKET IN THE NEXT FEW YEARS.

Dear Fellow Shareholders,

2009 marks the 10th anniversary of the incorporation of Hong Kong Broadband Network Limited (HKBN), our wholly owned subsidiary for the Fixed Telecommunications Network Service business.

Proud of HKBN

We knew from day one it was going to be a difficult road ahead, but did not expect it was going to be this difficult. This may explain why, despite the deregulation of fixed telecom markets around the world over the past decade, only a few alternative operators have successfully put pressure on the incumbents. Just as I shared with the audience at the Geneva ITU conference in October 2009, we are so proud of HKBN that while customers switch from the incumbent over to us, they actually need to pay up to 100% more for our better value service. It is no longer about low prices, but about relative value in terms of BETTER bandwidth and BETTER customer service.

Our Big, Hairy, Audacious Goal (BHAG)

In the past 10 years of competition in the fixed telecom market in Hong Kong, some operators have given up and left, some have slowed down or even stopped their investments, but we remain persistent to our principle from day one, i.e. to build our network entirely end-to-end and with the latest technology without any reliance on the incumbent’s network capacity. This is the only way to achieve our 10-year Big, Hairy, Audacious Goal (BHAG) of becoming the largest IP provider in Hong Kong by 2016. We are not aiming at providing better service than the incumbent, but also services that they cannot match with the legacy network.

BETTER Bandwidth

With 1.62 million homes pass today and target to reach 2.0 million homes pass by end 2011, I believe we are the only operator who can provide up to 1000Mbps broadband service on a mass scale on our current passive fibre infrastructure. Although some other operators also claim that they have extensive fibre coverage, their fibre is predominately laid only to the equipment room, typically on the ground floor of a multi dwelling building. For the majority of cases, to provide 100Mbps or 1000Mbps fibre service, there are still case-by-case obstacles to overcome before they reach the home in a multi dwelling building. Substantial engineering work is still required to provide 100Mbps and 1000Mbps fibre service on a mass scale basis.

I am very confident that our 100Mbps and 1000Mbps broadband services will continue to lead the market in the next few years. From our market intelligence, we know that our competitors are mainly using the second generation of xDSL technology, e.g. ADSL2+ or VDSL2 to boost the speed of their legacy telephone lines to the upper limit. However, whereas our competitors are on a linear improvement path, we can upgrade our fibre based

City Telecom (H.K.) Limited Annual Report 2009

CHAIRMAN’S STATEMENT 07

services logarithmically from 100Mbps to 1000Mbps on our existing passive fibre infrastructure which existing technology cannot accomplish using legacy telephone lines.

BETTER Customer Service

Nowadays, customers are not just paying for our broadband Internet access but also for our superior customer services. We are pioneering the mass implementation of “Priority Banking” account management for our telecommunications business. Our teams are structured on a vertical basis, from on-site technicians, salesman to customer service officer, etc, in order to provide a “one-responsibility” contact point for our customers. Each team’s compensation pool is directly proportional to the revenue generated from their group of customers over their service lifetime. This strategy ensures our frontline talents are directly responsive and responsible to customers’ inquiries and complaints, giving their best efforts in keeping our customers happy. So far, the strategy has been very successful, with customers willing to spend more and maintaining the monthly churn rate of our broadband customers at well below 1.0% per month.

There is an old Chinese saying, “When life is good, prepare for the worst” (). So, what are the nightmares for us?

A. LTE (Long Term Evolution 4G) wireless data technology as a substitute for fibre;

B. The incumbent building a brand new fibre network replicating ours; and

C. Price war.

A. LTE (4G) wireless data technology as a substitute for fibre:

Personally, I am using three different High Speed Downlink Packet Access (HSDPA, 3.5G) mobile data services. While I enjoy the convenience of mobility that allows Internet access anywhere, at the same time I have to be very patient. I think they are very effective training tools on developing patience, especially for those like me, whom have little of it.

Our discussions with wireless vendors and test results indicate that LTE (4G) enabled service might be commercially available as early as 2011 but unless there is a direct line of sight, close proximity and limited concurrent users, it would still be very difficult for this technology to achieve performance that is competitive to fibre based 100Mbps. Furthermore, wireless’ inherit high level of latency is a major disadvantage in its ability to serve the vast market of Internet gamers, where millisecond lags can be the difference between virtual life and death.

08 CHAIRMAN’S STATEMENT

B. The incumbent building a brand new fibre network replicating ours:

I noticed that the incumbent is upgrading its network by using second generation xDSL such as ADSL2+ and VDSL2. For them, I think this is the “right” thing to do now, but not a long term solution to their fundamental legacy network problem. I am glad to see they are putting in resources on the xDSL upgrade path instead of a real Fibre-To-The-Home (FTTH) network. The only fear I have is when they make a sudden revolutionary change and upgrade their infrastructure to FTTH, but even so, this process would take at least 3 years to catch up with our 10-year ahead start network infrastructure.

C. Price war:

The most possible and realistic threat would be “Price War” at mass scale. However, since there are significant competitive edges in technology, we have already proven in the past 2 years that we could take more than 140,000 new subscribers from our competitors even in a hostile price environment with mature growth rates. This will eventually leave our competitors with no choice but to rage a price war at mass scale, as their customer loss continues to a critical level.

Industry Outlook

Rather than waiting for our competitors to initiate, we have gone on the attack to lead the market into a price war, with our Member-Get-Member (MGM) series of marketing programs, including our “AWESOME SPEED. FOR EVERYONE” campaign launched on 1 November 2009. Our MGM is planned with far-seeing intelligence and with the sole aim to increase our subscriber numbers significantly by leveraging our exceptional word of mouth, i.e. our happy customers are our best sales channel. With these MGM programs, we expect our total revenue will grow only slightly, albeit at incrementally lower

Average Revenue Per User. It is our objective to collapse the market price to an affordable level which makes price irrelevant, such that customers can focus on our unmatched superior service experience. When price becomes irrelevant, even if our competitors further reduce their prices, their legacy offerings will not be considered by customers.

We are prepared to continue this kind of aggressive marketing programs until we hit our 10-year BHAG, preferably accelerating achievement before 2016. We do not see how our competitors could “copy” our marketing offers, as we believe we are the only operator to provide genuine 100Mbps broadband service on a mass scale as supported by our exceptional “word of mouth” standing amongst our existing customers.

Dominating the Market

With the unique advantage of our unmatched 100Mbps broadband service, we can either harvest from our investment by making more profits today with moderate increment in subscriber numbers and thereby giving time for the incumbent to react, or we can slam shut the window by assertively dominating the market. I picked the latter as our strategy for the next 3 years, as this is the best path towards accelerating our BHAG achievement.

Our Passion and Mission

The aim of HKBN is not merely to defeat the incumbent, but to develop a genuine FTTH network for the people of Hong Kong, maintaining Hong Kong’s value of freedom to access global information in the region for the coming decade.

The establishment of HKBN is not purely for commercial reasons. We have the mission and duty to elevate and maintain Hong Kong as the preeminent “Free Information Hub” in the region. Since I do not see our competitors doing this effectively, and even though I do not want to (because I think we can make more money in the short term by selling our current assets), we have to continue this mission until we reached our BHAG.

City Telecom (H.K.) Limited Annual Report 2009

CHAIRMAN’S STATEMENT 09

Change of Dividend Payout Ratio

I am struggling to balance between the interests of my common shareholders and that of the public. However, in the long run, I am confident that the benefits and rewards to shareholders will be substantial when HKBN achieves our BHAG.

I ask my fellow shareholders to be patient with us for a few years. Starting from this year, our management team has much more confidence because of:

A. Growing gap of our leading technology over other competitors;

B. Large existing subscription base of 943,000 service accounts with far majority being on 24 months service contracts leading to stable cash flow; and

C. Increasing take-up of low latency and high bandwidth demanding applications which drives growing acceptance of 100Mbps service among the general public.

Based on the improving cash flow stability from above and our net cash balance sheet, we proposed to increase our dividend payout ratio, from ~30% of “adjusted free cash flow”, defined as (EBITDA-Capex-Net Interest) to 50%-75%. By reference to the closing stock price of HK$2.57/share as of 4 November 2009, the total dividend for FY2009 is HK19 cents per ordinary share (FY2008: HK6 cents per ordinary share), and the dividend yield is 7.4%.

For FY2010 Guidance

For FY2010 guidance, we are aiming to deliver on 4 key metrics:

•accelerate our broadband subscription growth from 391,000 as of 31 August 2009 to exceed 500,000 subscriptions by 31 August 2010;

•mild revenue growth;

•flat core EBITDA; and

•capital expenditure of HK$300-350 million.

Wong Wai Kay, Ricky

Chairman

Hong Kong, 5 November 2009

10 MANAGEMENT’S DISCUSSION AND ANALYSIS

WE ACHIEVED AN ASSERTIVE STEP TOWARDS BIG, HAIRY, AUDACIOUS GOAL.

Financial Review

City Telecom achieved another assertive year of progress in FY2009. Our four key business parameters: 1) subscribers, 2) turnover, 3) EBITDA and 4) adjusted free cash flow, all reported exceptional results. The Group is now in our third year of positive adjusted free cash flow and by year end had arrived at a net cash position aided by buying back and cancelling a portion of our 10-year senior notes at below par during the year.

For the year ended 31 August 2009, the Group’s turnover grew 13.4% year-on-year to HK$1,478.2 million, due primarily to assertive expansion in our Fixed Telecommunications Network Service (FTNS) business. FTNS revenues in FY2009 increased by 21.8% to HK$1,230.9 million and now represent 83.3% of the Group’s turnover. The increase in FTNS turnover was driven by industry leading growth in subscriptions which more than offset a mild decline in average revenue per user. For our International Telecommunications Service (IDD) business, we continue to see a decline of 15.3% year-on-year to HK$247.3 million as we phase down our exposure to this segment.

City Telecom (H.K.) Limited Annual Report 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS 11

The FTNS business is our core focus with increasing significance to the Group’s financial performance given its high incremental margins and secured 24-month service contracts. We believe our comprehensive fibre presence and our superior service culture provides material competitive advantage which delivered growth in an overall matured market and against recessionary economic headwind. As a result, our EBITDA grew by 34.4% to HK$508.1 million year-on-year, with EBITDA margin up 5.4% to 34.4%. The EBITDA is inclusive of a net gain on extinguishment of 10-year senior notes of HK$31.4 million, arising from the below par buyback through tender offers in April 2009 and July 2009, totalling in a cancellation of US$68.0 million (approximately HK$527.0 million) 10-year senior notes during the year ended 31 August 2009. Whilst our net interest expense has fallen by 15.5% to HK$50.3 million for this year, the full year impact of interest savings will only be realised next financial year.

Although the taxation expenses increased to HK$38.8 million primarily from non-cash deferred taxation of HK$37.1 million, the underlying net profit attributable to our shareholders increased significantly to HK$212.8 million from HK$125.2 million in FY2008, an increment of 70.0% with basic earnings per share of HK32.4 cents (FY2008: HK19.7 cents).

Liquidity and Capital Resources

The Group strengthened our financial position during the year under review. As of 31 August 2009, the Group had cash at bank and in hand of HK$221.1 million (31 August 2008: HK$421.6 million) and outstanding borrowing of HK$163.3 million (31 August 2008: HK$683.6 million), which led the Group to a net cash position. Furthermore, for additional reserve financial flexibility, as of 31 August 2009, the Group had total unutilised banking facility and revolving loan facility of HK$197.2 million. Our long term liability consists mainly of our outstanding 10-year senior notes which amounted to HK$162.6 million (31 August 2008: HK$683.2 million).

12 MANAGEMENT’S DISCUSSION AND ANALYSIS

The debt maturity profiles of the Group as at 31 August 2009 and 31 August 2008 were as follows:

2009 2008

HK$’000 HK$’000

Repayable within one year 202 121

Repayable in the second year 197 129

Repayable in the third to fifth year 263 126

Repayable after the fifth year 162,656 683,242

Total 163,318 683,618

As at 31 August 2009, all outstanding borrowings bear fixed interest rate and are denominated in United States dollars or Hong Kong dollars. As the Group was in net cash position as of 31 August 2009, no net gearing ratio is presented. For the year ended 31 August 2008, the Group’s net gearing ratio is 0.25 times which is calculated as below:

2008

HK$’000

Net Debt (note)

262,008

Net Assets

1,032,607

Net Gearing (times)

0.25

Note: Net debt is total long term debt and other liabilities and obligations under finance leases less cash at bank and in hand, but excluded pledged bank deposits.

MANAGEMENT’S DISCUSSION AND ANALYSIS 13

During the year under review, we accelerated our network rollout by 140,000 homes pass to 1.62 million and remain committed to reaching 2.0 million homes pass by end 2011. As part of this expansion, we will cover higher income areas such as Taikoo Shing, Happy Valley and Mid Levels. Our capital expenditure for this year was HK$286.7 million, higher than the same period last year of HK$211.7 million but well within our “capital expenditure below EBITDA policy”, and within our previous guidance of HK$650 million for FY2009-FY2010. During the year, the Group has generated adjusted free cash flow of HK$171.1 million (FY2008: HK$106.7 million), which is defined as EBITDA minus capital expenditure minus net finance costs.

The on-going capital expenditure on our network development will be met by internally generated cash flow and unutilised banking facility and revolving loan facility. Our capital expenditure outlook for FY2010–FY2011 is expected to be about HK$300-350 million per year in order to reach our network expansion target towards 2.0 million residential homes pass by end 2011, representing approximately 90% of the total 2.3 million homes in Hong Kong. After achieving 2.0 million homes pass, we expect maintenance capital expenditure to stabilize at below 10% of turnover.

Charge on Group Assets

As at 31 August 2009, the Group had pledged deposits of HK$15.0 million for securing bank facilities of equivalent amount for issuing bank guarantees, letter of credits, hedging arrangements, bank loan and overdraft facilities (31 August 2008: HK$87.3 million). As of 31 August 2009, the Group has utilised HK$7.8 million (31 August 2008: HK$29.9 million) banking facilities subjected to pledged deposits, primarily for providing bank guarantees to suppliers and to utility vendors in lieu of payment of utility deposits.

Exchange Rates

All the Group’s monetary assets and liabilities are primarily denominated in either Hong Kong dollars or United States dollars. Given the exchange rate of the Hong Kong dollar to the United States dollar has remained close to the current pegged rate of HKD7.80 = USD1.00 since 1983, management does not expect significant foreign exchange gains or losses between the two currencies.

The Group is also exposed to a certain amount of foreign exchange risk based on fluctuations between the Hong Kong dollars and the Renminbi arising from our operations in the PRC. In order to limit this foreign currency risk exposure, the Group maintains Renminbi cash balance that approximates two to three months’ of operating Renminbi cash flow requirements.

Contingent Liabilities

As at 31 August 2009, the Group had total contingent liabilities in respect of bank guarantees provided to suppliers of HK$2.5 million (31 August 2008: HK$24.6 million) and to utility vendors in lieu of payment of utility deposits of HK$5.3 million (31 August 2008: HK$5.3 million).

Save as disclosed above, there are no material contingent liabilities or off-balance-sheet obligations.

14 MANAGEMENT’S DISCUSSION AND ANALYSIS

BUSINESS REVIEW

Fixed Telecommunications Network Services (FTNS)

Three years into our 10-year BHAG to become the largest IP service provider in Hong Kong by 2016, we are well on track. The main progresses made in FY2009 were:

1. We grew our end-to-end fibre network by 140,000 to 1.62 million homes pass as of 31 August 2009, which provide us with sizable coverage for subscription base expansion in coming years. For customers within our homes pass, we can typically offer symmetric 100Mbps service within 48 hours of service application.

2. Our marketing campaign conveying the message of “HKBN’s fibre is available in all 18 Districts of Hong Kong” during the year strengthened our brand due to its unique

18 Mini Television Commercials within one campaign approach.

3. Traditionally, we have relied on mobile kiosks and our Guangzhou call centre as our primary distribution channels. During FY2009, we expanded our physical shops presence from 3 locations to 15 locations and also introduced our on-line registration platform.

By assertively taking market share, we grew our total broadband, voice and IP-TV subscription by 17.7% to 943,000 subscriptions as of 31 August 2009, despite a global recessionary environment.

On broadband, we achieved a market leading growth of 75,000 additions to 391,000 subscriptions, with our 23.7% year-on-year growth rate far exceeding the industry growth rate of approximately 2.8% to 2.0 million subscriptions. During the six months to 31 August 2009, we added 41,000 subscriptions versus 3,000 additional broadband access lines by the incumbent for the six months to 30 June 2009. During the year, we made a forceful decision to focus on our subscription growth rather than ARPU growth such that our new contract and contract renewal ARPU fell to HK$182 per month in August 2009, compared with HK$191 per month in August 2008.

On local telephony, despite a matured and gradually declining overall market, we secured industry leading growth of 53,000 subscriptions to 382,000 subscriptions as of 31 August 2009 by taking market share.

City Telecom (H.K.) Limited Annual Report 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS 15

On IP-TV, we enhanced and refined our channel portfolio and now offer over 80 channels. During the year ended 31 August 2009, we have added Nat Geo Challenge – the first interactive channel by National Geographic, Animax Gokujou Taiketsu by Animax, Sony Entertainment Television, Hunan TV World Channel and a high definition channel-LUXE TV to our suite of channels. Our expanded channel offerings have enabled us to expand our subscription base by 14,000 to 170,000 subscriptions as of 31 August 2009. While our IP-TV is positioned as ancillary service to our broadband and local telephony services, we will continue to review and enrich our TV channels under prudent costs management.

International Telecom Services (IDD)

IDD service revenue, which contributed only 16.7% of the Group’s turnover, showed a decline as a result of intensive competition from traditional IDD service and other Voice-Over-IP (VoIP) calling options. Our IDD traffic volume fell by 15.2% from 574 million minutes in FY2008 to 487 million minutes in FY2009. On IDD service, our strategy is to focus on cash flow and profitability rather than market share.

PROSPECTS

The encouraging results of FY2009 reflected the continuing growth of our FTNS business. After 10 years of heavy investing, we have now laid a strong foundation for future sustainable growth.

Our peak capital expenditure spending was completed three to five years ago, mainly funded by our 10-year senior notes of US$125 million issued in January 2005. We are now in the final stage of our long term homes pass target of 2.0 million by end 2011. Our EBITDA margin expansion is due to the increased contribution from high incremental margin FTNS business, and the improving mix from higher cost acquisition to lower cost retention. We are now harvesting sufficient positive free cash flow to pay for sustainable future growth and to pay for dividends.

DIVIDEND

The increase in our adjusted free cash flow payout from around 30% in FY2008 to 75% in FY2009 reflects the growing portion of our business with 24-month service contracts, controllable capital expenditure and net cash balance sheet. As such, the Board is recommending a final dividend of HK16 cents per ordinary share (FY2008: HK2 cents per ordinary share) and this will bring the total dividend in respect of FY2009 to HK19 cents per ordinary share (FY2008: HK6 cents per ordinary share), an increase of 216.7% over FY2008. Going forward, our dividend payout ratio will maintain in the range of 50%-75% of our adjusted free cash flow.

EMPLOYEE REMUNERATION

Including the directors of the Group, as of 31 August 2009, the Group had 3,173 permanent full-time employees versus 3,051 as of 31 August 2008. The total employee related cost was HK$546.6 million in FY2009 versus HK$471.8 million in FY2008 which was mainly due to ramping up our resources for network expansion and business growth.

The Group provides remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on both the Group’s performance as well as individual and team performances. The Group also provides comprehensive medical insurance coverage, competitive retirement benefits schemes, talent training programs and operates share option schemes.

City Telecom (H.K.) Limited Annual Report 2009

16 PRODUCTS

AT A GLANCE

OUR COMPANY HAS INVESTED LOTS OF EFFORTS IN PROVIDING CUSTOMERS WITH DIVERSIFIED SERVICES.

BROADBAND SERVICE

With our fibre network, users can experience 25Mbps, 50Mbps, 100Mbps, 200Mbps and 1000Mbps broadband services with symmetric upload and download speeds.

bb25 Mbps bb50 Mbps bb100 Mbps bb200 Mbps bb1000 Mbps

bbMAX

Maximize The Power Of bb

bbMAX provides comprehensive value-added services to our users, including:

bbWI-FI bbWATCH bbDRIVE

“bbWI-FI” – We have hotspots all over Hong Kong, which allow users to go online easily with their electronic devices.

“bbWATCH” – Allow users to enjoy dedicated splendid TV programmes provided by HKBN’s bbTV through their personal computer.

“bbDRIVE” – Provide online virtual storage up to 10GB, user-friendly interface and limitless volume file transfer; Users can also back-up their important documents/files safely with bbDrive.

City Telecom (H.K.) Limited Annual Report 2009

PRODUCTS AT A GLANCE 17

bbGUARD

bbMAINT

getFAXEASY

FAX

“bbGUARD” – Filter away problematic and spam virus emails at the server before reaching your email in-box.

“bbMAINT” – Provide one stop solution to our users in order to help them solve their non-network technical problems.

“getFAXEASY” – A service for receipt of fax via a designated email to your personal computer. We will also provide user a “Fax to Email” personal fax number in order to enhance user privacy.

IP TV SERVICE

bbTV HK BROADBAND

bbTV service now delivers over 80 TV channels, mainly in Chinese language, including 24-hour news channel, movies, animation, Chinese opera, financial news, international news, and entertainment as well as interactive channels, such as stock quote, ringtone download & interactive quiz.

TELEPHONY SERVICE

HOMETEL

HKBN has been providing good quality of HOMETEL service to Hong Kong people since 2002. We also provide 14 different value-added services to our users.

2b 2ND GENERATION BROADBAND PHONE

2b

2b 2ND GENERATION BROADBAND PHONE is a new telephone service and its reliability is as good as traditional fixed line telephone service. 2b enables you to make and receive phone calls from Hong Kong (either home telephones, office telephone or mobile phones) through the Internet wherever you are in Hong Kong or overseas.

IDD

Our international direct calling services, IDD1666 & IDD0030, ensure good quality and instant connection to overseas.

City Telecom (H.K.) Limited Annual Report 2009

18 RETAIL EXPANSION

Despite the grim economic outlook, HKBN grew its retail presence from 3 to 15 “Fibre Shops” across Hong Kong. We have invested more than HK$7 million and recruited 40 new talents. This allows non-HKBN customers to experience our service firsthand at these easily accessible “experience zones” and to enlarge the overall HKBN engagement among Hong Kong Internet users.

City Telecom (H.K.) Limited Annual Report 2009

PARTNERSHIP EXPANSION 19

To transport our real world fibre advantage into the virtual space, we partnered with 8 leading Massively Multiplayer Online Role Playing Game developers in the Greater China Region, forging a powerhouse in Internet-based gaming experience and establishing HKBN as the Best Choice of Internet Service Provider for gamers.

City Telecom (H.K.) Limited Annual Report 2009

20 TALENT ENGAGEMENT

Our Company, unlike most ordinary companies that manage according to an annual operating plan, aims at achieving our 10-year BHAG. With a 10-year runway, we have much more scope in investing and developing our talents, with enough runway to afford 2 to 3 years to gain speed before taking off. For example, in 2009 we enjoyed the benefits of our early batch of 5 senior executives who graduated this year with eMBAs from The Chinese University of Hong Kong and Kellogg-HKUST. Our fibre advantage may be replicated with financial resources and effort, but our talent culture is much more difficult to replicate.

• “Customer-In” rather than “Company-Out” Management Structure

While most companies have management structures optimized for efficiency, we optimized our management structure to benefit our customers. Traditionally, companies are structured on a horizontal basis by functional specialty, i.e. with reporting lines such as network development, customer service, sales, etc, as per below.

“Company-Out” Horizontal Management Structure

TRADITIONAL HORIZONTAL MODEL IS HOSTILE TO CUSTOMER EXPERIENCE

Customers Experience

Director of Customer Services

Director of Sales

Director of Network Maintenance

Director of Network Development

Customers however, interact on a vertical basis across many horizontal functional layers. As such, there is often a lack of accountability under a horizontal structure. For example, a sales complaint often ends up with customer service, which does not feel responsible for the problem. Further worsening the problem is that key performance indicators are often in direct conflict with positive customer experience, i.e. reducing the mean conversation time on a customer service call is unlikely to result in a one-call solution to a customer’s problems.

At CTI Group, we evolved into a “Customer-In” vertical management structure 2 years ago dividing Hong Kong into 5 distinct districts, each with a “Mini-CEO” directly responsible for every customer’s life-time relationship, as per figure below. We offer high customer intimacy as each Mini-CEO is responsible for only about 500,000 addressable households. Among our 5 Mini-CEOs, we benchmark internally to crush competition externally. Every month, we improve by sharing the best practices and discarding the bad ones. The result is that in the past 2 years, our residential broadband service secured leading growth in the industry, charged a price premium to our competitors, and kept our customer churn rate below 1% per month.

“Customer-In” Vertical Management Structure

NEW VERTICAL MODEL OPTIMIZED FOR CUSTOMER ENGAGEMENT

Customers Experience

HONGKONG ISLAND

KOWLOON EAST

KOWLOON WEST

NEW TERRITORIES EAST

NEW TERRITORIES WEST

City Telecom (H.K.) Limited Annual Report 2009

TALENT ENGAGEMENT 21

WE EVOLVED INTO A "CUSTOMER-IN" VERTICAL MANAGEMENT STRUCTURE BY DIVIDING HONG KONG INTO 5 DISTINCT DISTRICTS WITH 5 "MINI-CEOS".


NEW TERRITORIES WEST
Mini-CEO: Annie Chan
NEW TERRITORIES EAST
Mini-CEO: Kennis Tsang
KOWLOON WEST
Mini-CEO: Mikron Ng
KOWLOON EAST
Mini-CEO: Elinor Shiu
HONG KONG ISLAND
Mini-CEO: Ben Hui

- **CXO of the Future – Developing our CEO, CFO, CTO in 15-20 years' time**
  Our "CXO of the Future" Management Trainee Program is designed to attract the very best fresh graduates from throughout the world and groom them to be our future CEO, CFO, CTO, etc, in 15-20 years' time. During the 18-month immersion program, we require our "CXO of the Future" Management Trainees to pass CFA Level 1, complete a 21km "marathon" and read 36 management books. In return, we offer them full exposure of our complete business process, personal mentorship by a management committee executive and one-month shadowing with our CEO as executive Personal Assistant. During 2009, we received 400 applications for this position and employed only 3.


Would you rather be
CXO
or
OX?

Poster of "CXO of Future" Management Trainee Program, 2009

City Telecom (H.K.) Limited Annual Report 2009

22 TALENT ENGAGEMENT

• “Talent Infinity” Program

“Talent-infinity” means unleashing the potential of our management talents and groom them to become multi-skilled business entrepreneurs. Since 2006, we partnered with 15 talents with accumulative amount of more than $2.7 million invested. Moving forward, we will continue to raise the standard of our executives and proactively partner with our talents to achieve these higher standards.

• “PowerBar” Program

On a selective basis, we transfer our talents to other positions allowing them to gain wider experience. Talents are expected to adapt to the new situation and deal with new business challenges, in turn enriching their abilities and bringing values to the Company.

• “Life • Program • Exploration” Program

This pioneer program is tailor-made for talents, helping them pursue their own dreams or seek professional advice in achieving self-actualization. During the year, 250 talents participated in the program, which included training workshops. A total of 113 initiated individual conversation with the psychological counselling consultant.

City Telecom (H.K.) Limited Annual Report 2009

CORPORATE SOCIAL RESPONSIBILITY 23

OUR COMPANY BELIEVES ONLY THROUGH LOVE, CONCERN AND DIRECT ACTIONS CAN WE BUILD A HARMONIOUS SOCIETY. WE DELIVER THE GREATEST WARMTH TO THE DISADVANTAGED THROUGH DIRECT ACTIONS.

Working with Crossroads Foundation, we launched our “Gift of Sight” initiative targeting to collect 10,000 old spectacles via our talents and customers for the underprivileged in Mainland China and other developing countries.

HKBN partnered with Hong Kong Children & Youth Services in

September 2009 and collected about 100 boxes of mooncakes from talents for distribution to new immigrants and elderly living in Kwai Chung.

Our Volunteers Team, established in 2007, regularly organized various services for different targets in the community. Our talents were also involved in “Cleaning for the Elderly” service during Chinese New Year.

Our Volunteers Team always supported services organized by non-government organizations, and talents participated in a party for the elderly on Senior Citizen Day.

24 PROFILE OF DIRECTORS AND SENIOR MANAGEMENT

EXECUTIVE DIRECTORS

Mr. WONG Wai Kay, Ricky

Chairman

Mr. CHEUNG Chi Kin, Paul

Vice Chairman

Mr. YEUNG Chu Kwong, William

Chief Executive Officer

Executive Directors

Mr. WONG Wai Kay, Ricky, aged 47, is the co-founder and Chairman of the Group. He is responsible for our overall strategic planning and management. Mr. Wong has over 20 years’ experience in the telecommunications and computer industries. He had worked at a major US-listed computer company as a marketing representative and was responsible for marketing and distribution of computer products in Hong Kong from 1985 to 1989. He was also a co-founder and director of a company principally engaged in import and distribution of computer systems in Canada prior to co-founding of the Group. Mr. Wong holds a Bachelor’s Degree in Science and a Master of Business Administration Degree (Executive MBA Programme) from The Chinese University of Hong Kong. He is a first cousin of Mr. Cheung Chi Kin, Paul, the Vice Chairman of the Group. Currently, Mr. Wong is a member of Zhejiang Committee, Chinese People’s Political Consultative Conference, an independent non-executive director of Bossini International Holdings Limited, a member of the Board of Trustees, United College, The Chinese University of Hong Kong and a member of the executive committee of the Digital Solidarity Fund of Hong Kong Council of Social Service.

Mr. CHEUNG Chi Kin, Paul, aged 52, is the co-founder and Vice Chairman of the Group. Mr. Cheung is responsible for overall strategic planning and management of the Group. Prior to that, Mr. Cheung was appointed as the Chief Executive Officer and was responsible for our day-to-day operations and technological research, development and support activities. Mr. Cheung has more than 28 years’ experience in the telecommunications and computer industries. He had worked in companies engaged in application software development and computer consultancy prior to co-founding of the Group. Mr. Cheung graduated with a Diploma of Advanced Programming and System Concepts Design from Herzing Institute, Canada. Mr. Cheung is a first cousin of Mr. Wong Wai Kay, Ricky, the Chairman of the Group.

Mr. YEUNG Chu Kwong, William, aged 48, was appointed as the Executive Director and Chief Executive Officer of the Group in November 2008 with the responsibilities for developing corporate strategies and overseeing the operations of the entire Group. Before that, Mr. Yeung joined the Group as Chief Operating Officer in October 2005. He was in charge of our Customer Engagement Department overseeing customer relationship management and was also in charge of our Network Development Department. Mr. Yeung has more than 18 years’ experience in the telecommunications industry. Prior to joining the Group, Mr. Yeung was the Director of Customers Division in Smartone-Vodafone, the General Manager of Personal Communications and Retail Division in Tricom Telecom Limited, and was also an Inspector of Police in the Hong Kong Police Force. Mr. Yeung holds a Bachelor of Arts Degree from Hong Kong Baptist University, a Master of Business Administration

City Telecom (H.K.) Limited Annual Report 2009

PROFILE OF DIRECTORS AND SENIOR MANAGEMENT 25

EXECUTIVE DIRECTORS

NON-EXECUTIVE DIRECTOR

Mr. LAI Ni Quiaque

Chief Financial Officer, Company Secretary & Head of Talent Engagement

Dr. CHENG Mo Chi, Moses

Degree from University of Strathclyde, UK and a Master of Science Degree in Electronic Commerce and Internet Computing from The University of Hong Kong. He is also a graduate of the Senior Executive Program of the Columbia University Graduate School of Business in New York.

Mr. LAI Ni Quiaque, aged 39, is Chief Financial Officer, Company Secretary and Head of Talent Engagement. Mr. Lai joined the Group in May 2004. Mr. Lai has extensive experience in telecommunications industry, research and finance, being highly rated in this field. Prior to joining the Group, Mr. Lai was a Director and Head of Asia Telecom Research for Credit Suisse and was involved in global fund raisings for a wide range of Asian Telecom carriers such as China Mobile, China Telecom, China Unicom, China Netcom, SK Telecom, PCCW, Telekom Malaysia, etc. Before that, Mr. Lai held positions with Hongkong Telecom and Kleinwort Benson Securities (Asia). Mr. Lai holds a Bachelor of Commerce degree from the University of Western Australia and an Executive Master of Business Administration Degree from Kellogg-HKUST. Mr. Lai is a Fellow member of HKICPA and CPA Australia and is a Member of the Hong Kong Institute of Directors. Mr. Lai has also been appointed as a member of the Remuneration Committee of the Company.

Non-executive Director

Dr. Cheng Mo Chi, Moses, aged 59, was appointed as an Independent Non-executive Director of the Group since 17 June 1997 and has been re-designated as a Non-executive Director of the Group with effect from 30 September 2004. Dr. Cheng has also been appointed as a member of the Remuneration Committee of the Company. Dr. Cheng is a practising solicitor and the senior partner of Messrs. P.C. Woo & Co.. Dr. Cheng was, a member of the Legislative Council of Hong Kong. He is the Founder Chairman of the Hong Kong Institute of Directors of which he is now the Honorary President and Chairman Emeritus. Dr. Cheng currently holds directorships in K. Wah International Holdings Limited, China COSCO Holdings Company Limited, China Mobile Limited, China Resources Enterprise, Limited, Towngas China Company Limited, Hong Kong Exchanges and Clearing Limited, Kader Holdings Company Limited, Liu Chong Hing Investment Limited, Guangdong Investment Limited and Tian An China Investments Company Limited, all being public listed companies in Hong Kong. His other directorships in public listed companies in the last 3 years include Beijing Capital International Airport Company Limited, Galaxy Entertainment Group Limited and Shui On Construction and Materials Limited, all being public listed companies in Hong Kong. He is also an independent non-executive director of ARA Assets Management Limited, a company whose shares are listed on Singapore Exchange Limited, and an independent director of ARA Assets Management (Singapore) Limited, which manages Fortune Real Estate Investment Trust, a real estate investment trust listed on Singapore Exchange Limited.

City Telecom (H.K.) Limited Annual Report 2009

26 PROFILE OF DIRECTORS AND SENIOR MANAGEMENT

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. LEE Hon Ying, John

Dr. CHAN Kin Man

Mr. PEH Jefferson Tun Lu

Independent Non-executive Directors

Mr. LEE Hon Ying, John, aged 63, is the managing director of Cyber Networks Consultants Company in Hong Kong. He was the Regional Director, Asia Pacific of Northrop Grumman-Canada, Ltd. He was previously the director of network services of Digital Equipment (HK) Limited and prior to that, worked for Cable & Wireless HKT and Hong Kong Telecom. He is a chartered engineer and a member of each of Institution of Engineering and Technology, the United Kingdom, and the Hong Kong Institution of Engineers and the Hong Kong Computer Society. He received a Master’s Degree in Information System from The Hong Kong Polytechnic University in 1992. In addition, he is the Territory Vice-president of the Society of St. Vincent de Paul of Asia and Oceania, which is an international charity body. He is the Commission member of Catholic Diocese of Hong Kong Diocesan for Hospital Pastoral Care. Mr. Lee has been a Director of the Group since June 1997. Mr. Lee is also the chairman of the Audit Committee and Remuneration Committee of the Company.

Dr. CHAN Kin Man, aged 50, is Director of Centre for Civil Society Studies and Associate Professor of the Department of Sociology of The Chinese University of Hong Kong. He received a Bachelor of Social Science Degree from The Chinese University of Hong Kong in 1983 and a Doctor of Philosophy Degree from Yale University in the U.S. in 1995. Dr. Chan has been a Director of the Group since June 1997. Dr. Chan has also been appointed as a member of the Audit Committee and Remuneration Committee of the Company.

Mr. PEH Jefferson Tun Lu, aged 50, is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and a Certified Practicing Accountant of CPA Australia. Mr. Peh holds a Master Degree in Business from the University of Technology, Sydney. He has over 27 years of experience in finance, accounting and management from listed and private companies in Hong Kong and Australia. Mr. Peh has been a Director of the Group since September 2004. Mr. Peh has also been appointed as a member of the Audit Committee and Remuneration Committee of the Company.

City Telecom (H.K.) Limited Annual Report 2009

PROFILE OF DIRECTORS AND SENIOR MANAGEMENT 27

SENIOR MANAGEMENT

Mr. CHONG Kin Chun, John

Managing Director of Corporate Division

Mr. LO Sui Lun

Director of Corporate Affairs Department

Dr. TAM Ming Chit

Chief Technology Officer

Ms. TO Wai Bing

Managing Director of Business Development

Senior Management

Mr. CHONG Kin Chun, John, aged 47, is the Managing Director of the Corporate Division of the Group. He is responsible for sales, servicing and network expansion development of the Group’s international telecommunications services and fixed telecommunications network services for business and corporate customers. Mr. Chong joined the Group in February 1996 and holds a Bachelor’s Degree in Arts from The University of Hong Kong. Mr. Chong worked as a general manager overseeing product management and the sales force of a listed telecommunications products company in Hong Kong from 1987 to 1996.

Mr. LO Sui Lun, aged 45, is the Director of Corporate Affairs Department of the Group. He is primarily responsible for regulatory and carrier relations matters of the Group. In addition, Mr. Lo is also responsible for overseeing the legal and company secretarial functions of the Group. Before taking up his current position, Mr. Lo was in charge of regulatory, carrier business, international business, network operation and network development for Hong Kong Broadband Network Limited, the wholly-owned subsidiary of the Company. Mr. Lo joined the Group in September 1998. Prior to that, Mr. Lo worked for PCCW (formerly known as “Hong Kong Telecom”) for 9 years, gaining experience in network planning and undersea cable investment. Mr. Lo holds a Bachelor’s Degree in Sciences in Electronics from The Chinese University of Hong Kong and a Master’s Degree in Business Administration from the University of Strathclyde, U.K.

Dr. TAM Ming Chit, aged 43, is Chief Technology Officer of the Group. He is responsible for the Group’s network, information system development and operations including broadband networking, IPTV, wireless applications, as well as VoIP networks. Prior to joining the Group in 2008, Dr. Tam held various technical positions in various institutions in Hong Kong and overseas, such as Alcatel-Lucent, Citibank and SRA. He has over 16 years of operational experience in the information technologies and telecom industry. Dr. Tam holds a Bachelor of Science (Hons) in Computer Science from Imperial College, University of London, U.K. and a Doctor of Philosophy in Computer Science from the University of Pennsylvania, U.S.A.

Ms. TO Wai Bing, aged 47, is the Managing Director of Business Development of the Group. Ms. To is also in charge of International Business Department, Carrier Business Department and Pay TV Department. She is responsible for the control of cost of services, sales of carrier business, development of Pay TV business, explore and secure business partnerships to strengthen the Group’s business operations and development. Before joining the Group, Ms. To had worked in the Hong Kong Telecom Group for 16 years after graduating from The Hong Kong Polytechnic University with a Diploma in Electronic Engineering and subsequently a Higher Certificate in Electronic Engineering. Ms. To rejoined the Group in May 2007 after her previous service with the Group from September 1998 to July 2006.

City Telecom (H.K.) Limited Annual Report 2009

Financial Information

we are on the right track of achieving the big, hairy, audacious goal even though the road ahead is tough.

Financial Information

29 Corporate Governance Report

37 Report of the Directors

46 Independent Auditor’s Report

47 Consolidated Income Statement

48 Balance Sheet

50 Consolidated Statement of Changes in Equity

51 Consolidated Cash Flow Statement

52 Notes to the Financial Statements

99 Five-Year Financial Summary

100 Corporate Information

CORPORATE GOVERNANCE REPORT 29

The Board of Directors (the “Board”) of the Company is pleased to present the Corporate Governance Report of the Company for the year ended 31 August 2009.

COMMITMENT TO CORPORATE GOVERNANCE

The Board recognises the importance of corporate governance and have made continued efforts to enhance its management structures and internal control procedures.

The Company has applied the principles in and complied with the code provisions of the Code on Corporate Governance Practices (the “Code”) set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) throughout the year ended 31 August 2009.

Directors’ Securities Transactions

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) contained in Appendix 10 to the Listing Rules as the code of conduct for securities transactions by Directors of the Company (the “Company Code”).

Having made specific enquiry with the Directors, all of the Directors confirmed that they have complied with the required standard as set out in the Company Code throughout the year ended 31 August 2009.

THE BOARD

(i) Responsibilities

The Board has overall responsibility for the Company, which includes establishing the strategic direction of the Company, setting the long-term objectives of the Company, monitoring the performance of management, protecting and maximizing the interests of the Company and its shareholders, reviewing, considering and approving the annual budget, management results and performance update against annual budget, together with business reports from the management. The Board has focused on making board policy decisions and has delegated the responsibility for the implementation of business strategy and management of the day-to-day operations of the Company’s business to the management.

All Directors have full and timely access to all relevant information as well as advice and services of the Company Secretary, with a view to ensure that Board procedures and all applicable rules and regulations are followed. Upon making request to the Board, all Directors may obtain independent professional advice at the Company’s expense for carrying out their functions.

(ii) Board Composition

As at the date of this annual report, the Board consists of eight Directors, including four Executive Directors, one Non-executive Director and three Independent Non-executive Directors. The Board believes that the balance between Executive and Non-Executive Directors is reasonable and adequate to provide sufficient checks and balances that safeguard the interests of shareholders and the Company.

During the year ended 31 August 2009, the following changes in the composition of the Board of the Company took place:

(i) Mr. Yeung Chu Kwong, William was appointed as an Executive Director and Chief Executive Officer with effect from 1 November 2008.

(ii) Mr. Cheung Chi Kin, Paul resigned as the Chief Executive Officer and was appointed as the Vice Chairman with effect from 1 November 2008.

Mr. Wong Wai Kay, Ricky, Chairman of the Company, is a first cousin of Mr. Cheung Chi Kin, Paul, Vice Chairman of the Company. Save as disclosed above, there are no financial, business, family, other material and relevant relationships among members of the Board as at the date of this annual report.

City Telecom (H.K.) Limited Annual Report 2009

30 CORPORATE GOVERNANCE REPORT

(iii) Appointment, re-election and removal of directors

Nominations for members to the Board result from consultations among the Chairman, Chief Executive Officer and other Directors as the Board considers appropriate.

Pursuant to the Articles of Association of the Company, any director appointed by the Board to fill a casual vacancy or as an addition to the existing Board shall hold office only until the next following general meeting of the Company, and shall be eligible for re-election. Every director, including non-executive directors, are subject to retirement by rotation at least once every three years. One-third of the directors must retire from office at each annual general meeting and their re-election is subject to the approval of shareholders of the Company.

In compliance with the provisions of the Articles of Association of the Company, Mr. Lai Ni Quiaque, Dr. Cheng Mo Chi, Moses and Dr. Chan Kin Man shall retire by rotation at the coming 2009 Annual General Meeting and, being eligible, will offer themselves for re-election.

(iv) Chairman and Chief Executive Officer

As at the date of this annual report, the Chairman and the Chief Executive Officer of the Company are Mr. Wong Wai Kay, Ricky and Mr. Yeung Chu Kwong, William respectively. The roles of the Chairman and the Chief Executive Officer are segregated. We believe this segregation of duties helps to provide check and balances as well as provides for balance of power and authority.

(v) Non-executive Director and Independent Non-executive Directors

The terms of office of the Non-executive Director and all Independent Non-executive Directors have been fixed for a specific term of one year. They are subject to retirement by rotation and re-election at the Company’s annual general meeting in accordance with the Articles and Association of the Company.

During the year ended 31 August 2009, the Board at all times met the requirements of the Listing Rules relating to the appointment of at least three Independent Non-executive Directors with at least one of them possessing appropriate professional qualifications or accounting or related financial management expertise.

The appointment of Independent Non-executive Directors strictly adheres to the guidelines for assessing independence set out in Rule 3.13 of the Listing Rules. The Company has received written confirmation of their independence from each of the Independent Non-executive Directors and considers them to be independent of the Company and free of any relationship that could materially interfere with the exercise of their independent judgments.

(vi) Number of Meetings and Directors’ Attendance

The Board meets from time to time, and on no less than four times a year, to discuss and exchange ideas on the affairs of the Company. During the year ended 31 August 2009, the Board held seven meetings to approve interim and final results announcement, financial reports, to recommend or declare dividends and to discuss significant issues and general operations of the Company. Individual attendance records of each Director at the respective Board and committee meetings are set out in the table on page 32 of this annual report.

(vii) Practices and Conduct of Meetings

Notices of regular Board meetings together with all relevant information and reports prepared by management are given to all Directors at least 14 days before the meetings. For other Board and Board Committee meetings, reasonable notice is given. The Company Secretary is responsible to take and keep minutes of all Board and committee meetings. Draft version of minutes is circulated to the Directors for comment within a reasonable time after each meeting and the final version of which is sent to all Directors for their records and is open for Directors’ inspection.

(viii) Training for Directors

In case there is any newly appointed Director, he/she will be provided with an induction course so as to ensure that he/she has appropriate understanding of the business and operations of the Company and that he/she is fully aware of his/her responsibilities and obligations under the Listing Rules and the relevant regulatory requirements.

There are also arrangements in place to provide continuing briefings and professional development to the Directors’ whenever necessary.

To assist their continuous professional development, the Company Secretary recommends Directors to attend relevant seminars and courses.

The costs for such training are borne by the Company.

City Telecom (H.K.) Limited Annual Report 2009

CORPORATE GOVERNANCE REPORT 31

BOARD COMMITTEES

The Board has set up two board committees, namely, the Audit Committee and the Remuneration Committee (collectively the “Board Committees”), for overseeing particular aspects of the Company’s affairs.

The Board Committees are provided with sufficient resources to discharge their duties and, upon reasonable request, are able to seek independent professional advice in appropriate circumstances, at the Company’s expenses.

(i) Audit Committee

The Board established the Audit Committee in March 1999 and has set out details of its overall objectives, authority, roles and responsibilities.

The Audit Committee comprises Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu, who are Independent Non-executive Directors and one of whom possess the appropriate professional qualifications or accounting or related financial management expertise as required under Rule 3.10(2) of the Listing Rules. Mr. Lee Hon Ying, John is the Chairman of the Audit Committee. The Audit Committee is provided with sufficient resources to discharge its duties.

The major roles and functions of the Audit Committee are set out clearly in the Audit Committee Charter which is made available on the website of the Company at www.ctigroup.com.hk. The Audit Committee is responsible for, inter alia, overseeing the accounting and financial reporting processes of the Group and including the audits of the Group’s financial statements on behalf of the Board of Directors. The Audit Committee also reviews and discusses the internal audit plans and reports of the audit activities, examinations and results thereof of the Internal Audit Department of the Company.

The Audit Committee held four meetings during the year ended 31 August 2009. Following is a summary of works performed by the Audit Committee during the year ended 31 August 2009: –

(i) Reviewed the Company’s financial statements for the year ended 31 August 2008 and for the six months ended 28 February 2009;

(ii) Reviewed the internal audit progress, especially on the compliance of the Sarbanes-Oxley Act;

(iii) Reviewed the external auditor’s report on the review of the Company’s interim financial report for the six months ended 28 February 2009 and the Company’s audited consolidated financial statements for the year ended 31 August 2008; and

(iv) Pre-approved the audit and non-audit services provided by the Company’s external auditor.

(ii) Remuneration Committee

The Board established the Remuneration Committee in August 2001.

The Remuneration Committee comprises six members, namely Mr. Lee Hon Ying, John, Dr. Chan Kin Man, Mr. Peh Jefferson Tun Lu, Dr. Cheng Mo Chi, Moses, Mr. Lai Ni Quiaque and Ms. Choy Mei Yuk, Mimi. Mr. Lee Hon Ying, John is the Chairman of the Remuneration Committee. The Remuneration Committee is provided with sufficient resources to discharge its duties. The Remuneration Committee’s objectives are as follows:

(i) Establish a formal, fair and transparent procedure for developing policy and structure of all remuneration of directors and senior management;

(ii) Review and consider the Company’s policy for remuneration of directors and senior management; and

(iii) Recommend the remuneration packages of non-executive directors (including independent non-executive directors).

The role and authorities of the Remuneration Committee, including code provision B.1.3 of the Code, were clearly set out in its terms of reference which are available at the Company’s website at www.ctigroup.com.hk.

City Telecom (H.K.) Limited Annual Report 2009

32 CORPORATE GOVERNANCE REPORT

The Remuneration Committee held one meeting during the year ended 31 August 2009. Following is a summary of works performed by the Remuneration Committee during the year ended 31 August 2009: –

(i) Reviewed and approved the proposed discretionary performance bonuses for the management committee members;

(ii) Review and approved the remuneration packages for management committee members; and

(iii) Review and approved the remuneration for the Directors.

ATTENDANCE RECORDS AT THE BOARD AND COMMITTEES MEETINGS

The attendance records of the individual Directors at the Board, audit committee and remuneration committee meetings for the year ended 31 August 2009 are set out in the following table:

	Meetings Attended/Held		
	Board meeting	Audit Committee meeting	Remuneration Committee meeting
Executive Directors:			
Mr. Wong Wai Kay, Ricky (Chairman)	7/7	N/A	N/A
Mr. Cheung Chi Kin, Paul (Vice Chairman)	7/7	N/A	N/A
Mr. Yeung Chu Kwong, William^ (Chief Executive Officer)	7/7	N/A	N/A
Mr. Lai Ni Quiaque# (Chief Financial Officer)	7/7	N/A	1/1
Non-Executive Director:			
Dr. Cheng Mo Chi, Moses#	7/7	N/A	1/1
Independent Non-Executive Directors:			
Mr. Lee Hon Ying, John*#	7/7	4/4	1/1
Dr. Chan Kin Man*#	7/7	4/4	1/1
Mr. Peh Jefferson Tun Lu*#	7/7	4/4	1/1
Director, Talent Management:			
Ms. Choy Mei Yuk, Mimi#	N/A	N/A	1/1

* Audit Committee Member

\# Remuneration Committee Member

^ Mr. Yeung Chu Kwong, William was appointed as an Executive Director with effect from 1 November 2008

DIRECTORS' RESPONSIBILITIES FOR THE FINANCIAL STATEMENTS

The Directors acknowledge their responsibility for the preparation of the financial statements of the Group for the year ended 31 August 2009 which give a true and fair view of the state of affairs of the Company and of the Group on a going concern basis in accordance with the statutory requirements and applicable accounting standards.

The statement of the auditor of the Company about their reporting responsibilities and opinion on the financial statements of the Company for the year ended 31 August 2009 is set out in the Independent Auditor's Report on page 46 of this annual report.

City Telecom (H.K.) Limited Annual Report 2009

CORPORATE GOVERNANCE REPORT 33

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE AND INDEMNITY

The Company has purchased insurance to cover the Directors’ and Officers’ liability. The insurance policy contains the following separate insurance contracts: Directors’ and Officers’ Liability Contract; Company Reimbursement Contract; and Legal Representation Expenses Contract. Throughout the financial year 2009, no claim has been made against the directors and officers.

AUDITORS’ REMUNERATION

KPMG has been re-appointed as the independent auditors of the Company by the shareholders of the Company at the last annual general meeting.

For the year ended 31 August 2009, the auditors of the Company received approximately HK$2,980,000 for audit services (2008: HK$3,191,000) and HK$Nil for non-audit services (2008: Nil).

The statement of the responsibilities of the independent auditor with respect to the 2009 financial statements is set out in the Independent Auditor’s Report on page 46 of the 2009 Annual Report.

INTERNAL CONTROL

Internal Control System

The Board is responsible for overseeing and reviewing the effectiveness of the Group’s internal control system, which adopts a top-down risk-based approach to continuously improve the control system in an effective and timely manner. The internal control system comprises a well-defined organizational structure with operating policies and procedures, lines of responsibility and delegated authority, in order to:

Assist the achievement of business objectives

Safeguard assets against unauthorized use or disposition

Ensure the reliability and integrity of financial, operating and managerial information for internal use or for publication

Ensure compliance with relevant legislation and regulations

Ensure resources are managed in an economical, efficient, and effective manner

The system is designed to provide reasonable assurance, not absolute assurance against material misstatements, losses and fraud.

Internal Audit Function

Internal Audit Department is independent from other functions in the Group. By using a risk-and-control methodology, the internal audit function conducts on-going reviews to ensure internal control system continues to work satisfactorily and effectively. The audit plan is prepared and submitted to the Audit Committee for approval annually. According to the audit plan, Internal Audit Department reviews the management’s control regarding reliability of financial information, operations and procedures of various departments through systematic audit procedures to ensure the internal controls are effective and in compliance with applicable laws and regulations. In addition to the audit plan, special projects and investigations are carried out on an ad hoc basis upon request by senior management or the Audit Committee.

During the course of audit, Internal Audit Department has unrestricted access to all departments, assets, records, data files, computer programs, property and personnel information of the Group. Upon completion of the audits, the key control deficiencies and corresponding recommendations are discussed and agreed with related department heads. Management’s responses are documented in the internal audit report and follow-up procedures are then performed to ensure the corresponding actions are properly implemented and the audit findings are resolved. To preserve independence, Internal Audit Department reports directly to the Chairman and Audit Committee. Significant audit findings and corrective action plans are reported on a regular basis. In addition, copies of internal audit reports are sent to the Chief Executive Officer, Chief Financial Officer and external auditors for attention.

City Telecom (H.K.) Limited Annual Report 2009

34 CORPORATE GOVERNANCE REPORT

Internal Control Framework

The Group continues to improve its comprehensive internal control and risk management regime with reference to the COSO framework (The Committee of Sponsoring Organizations of the Treadway Commission), which is illustrated below:

Control Environment

Members of the Board and Management Committee who have access to price-sensitive and specific information are bound by the Model Code for Securities Transactions by Directors of Listed Issuers

Code of Business Conduct and Ethics, which is applicable to the Directors, management and all other employees of the Group, is adopted to promote honest and ethical conducts. Employee handbook is distributed to all employees and made available on the Company’s website

Corruption and Conflicts of Interest Policy is established to ensure reputation of the Group is not to be tarnished by employees’ dishonesty or corruption, and integrity and effectiveness of the Group as a whole is maintained. All senior management and staff who are engaged in procurement decisions are required to complete “Form of Declaration of Conflicts of Interest”.

Whistleblower policy is established to facilitate the reporting of any improper activities relating to fraud, questionable accounting or internal control matters

Corporate Social Responsibility Report was launched in 2008 to demonstrate the Group’s active embracement of Corporate Citizenship. During the year, the Company successfully registered as a Carbon Audit • Green Partner of the Environment Protection Department to support reduction of greenhouse gas emissions

Company highly invests on staff development and such investment is applicable to all levels. Programs include EMBA/university degree sponsorships, corporate visits, staff exchange program and education partnerships

Risk Assessment

Regular meetings are held where relevant department heads or representatives report and address risks regarding changes in market conditions, regulatory framework, customer needs and other matters. Management would discuss proper reaction to the identified risks to mitigate the possibility of loss

Self-Assessment Questionnaires are issued to business units for completion as a basis for evaluating the general system control environment and risks

Risk Management Workshop is arranged during the year for managerial staff which helps to advance the quality and depth of risk assessment, by enhancing knowledge on risk identification, measurement and management

Control Activities

During the year, “Work Improvement Team” program is launched to motivate colleagues at all levels to generate ideas on improving work efficiency and cost effectiveness, which helps to cultivate our core value of continuous change and improvement

Our in-house Safety Officer promotes awareness in occupational safety and health issues within the Company and ensures statutory obligations are met. Through risk assessment, inspection, and training, reasonable practical measures are placed for ensuring activities are carried out in a safe and efficient manner

Remuneration Committee is established to ensure there is a fair and transparent procedures for developing policy and structure of all remuneration of the Directors and senior management

Engagement of independent professionals and provision of appropriate trainings are used to ensure compliance with applicable laws and regulations

External consultants are engaged to provide advisory services as the Directors consider appropriate

Information and Communication

Staff meetings are arranged twice a year to review and summarize the Company’s performance and communicate management’s forward looking objectives regarding the Company’s future development

Monthly management meetings are live broadcast to all members of the Company and are made available on the Intranet for sharing City Telecom (H.K.) Limited Annual Report 2009

CORPORATE GOVERNANCE REPORT 35

Round table meeting provides a platform for all levels of staff to communicate directly with senior management

A monthly video is produced by Learning and Development Department to provide most current updates and achievements of the Company

In 2009, Internal Audit Department produced a monthly video to share with all staff about the global best practices, security issues, knowledge on common Hong Kong ordinances and demonstrate how such controls can improve operational performance

Information technology is used to build an automatic control in our computer systems

Monitoring

Capital and operating expenditures are under overall budget control. The annual budget and business plan are prepared by the respective department and submitted to the Management Committee for approval before adoption

A quarterly review of the Group’s financial performance is performed by the Board

Monthly management reports on the financial results and key operating statistics of each business segment are reviewed by the Executive Directors. Regular meetings are held with senior management of each business unit to review the actual performance against target

Control Effectiveness

We have complied with the code provisions on internal controls as set out in the Code on Corporate Governance Practices. For the year under review, the Directors have conducted a review of the effectiveness of the Group’s internal control system and consider that such system is reasonably effective and adequate. The review covers all material controls including financial, operational and compliance controls and risk management functions. We have not identified any significant control deficiencies that would cast a material impact on financial performance. The Board had also considered the resources, qualifications, and experience of accounting and financial report function as adequate. Sufficient training and budget are provided for the continuous development of accounting and finance function.

Compliance with Sarbanes Oxley Act 2002

Being a Company listed on the Nasdaq Stock Market in the U.S., we are bound by the provision of the U.S. Sarbanes-Oxley Act 2002 (the “SOX Act”), which is a legislation seeking to enhance the transparency and accountability of the companies in the areas of corporate governance and financial reporting. Section 404(a) of the SOX Act requires management of the Group to carry out assessment on the effectiveness of the Group’s internal control procedures over financial reporting. Upon completion, the management’s conclusion of the internal control effectiveness is stated in the annual report on Form 20-F.

The establishment and maintenance of internal control over financial report is the responsibility of management. With the assistance of Internal Audit Department and external consultants, management of the Group organizes and conducts a comprehensive assessment of internal control over financial reporting based on control criteria as set out in the COSO framework. As of the date of this annual report, management is not aware of any instances of material weaknesses on its internal control over financial reporting and considered the Group’s disclosure control and procedures are effective in providing reasonable assurance on all material information.

COMPANY POLICIES

The Group has adopted a number of company policies including Company Policies and Procedures, Code of Business Conduct and Ethics and individual departmental charters to ensure good corporate governance practices and high standard of business conducts and ethics of the Group. The Group will conduct and review regularly an evaluation of the adequacy of these Company policies.

COMMUNICATION WITH SHAREHOLDERS

The Board is committed to providing clear and full information on the Group to its shareholders through the publication of notices, announcements, circulars, interim and annual reports. The Company maintains a website at www.ctigroup.com.hk where the Company’s announcements, circulars, notices, financial reports, business developments, corporate governance practices and other information are posted.

During the year ended 31 August 2009, the Board confirmed that there were no significant changes made in the Company’s Articles of Association.

City Telecom (H.K.) Limited Annual Report 2009

36 CORPORATE GOVERNANCE REPORT

INVESTOR ENGAGEMENT (IE) AND PUBLIC RELATIONS

During the year, we upgraded from reactive Investor Relations to proactive Investor Engagement. To engage our shareholders and potential investors, the IE team has been actively communicating the company’s position to address different concerns raised by shareholder/potential investors throughout the year. These activities were important especially during the current global economic downturn. City Telecom stock has increased by more than 150% from the 12 months to 5 November 2009, outperforming its local indices, 45% increase in Hang Seng Index and 25% increase in NASDAQ Composite.

250% City Telecom

200% Hang Seng Index

NASDAQ Composite

100%

50%

0%

-50%

Nov-08 Feb-09 May-09 Aug-09 Nov-09

Source: Yahoo! Finance

The key mission of the IE team is to provide an accurate picture of the Company’s performance, strategy and culture on how we plan to achieve our BHAG. We continue to engage in investor meetings and industry conference across Asia, Europe and USA. Furthermore, we have engaged Elite Investor Relations to further extend our potential shareholder base in order to be prepared to support the future growth of the company. The below table shows various public conferences and meetings that the IE team and other company representatives participated in around the world.

Participation in Investor Meetings and Industry Conferences

Date Activities Speaker Position Venue

2009

NOV

Brean Murray, Carret & Co. – 2009 China Growth Investor Engagement Tour (9 to 27 November) Innovative Talent Management Telecoms World India 2009 FTTH Middle East Conference 2009 Carrier Ethernet World APAC Congress

OCT

HR Strategies Building Bridges to Success by HR Magazine ITU Telecom World 2009

SEPT

Leading Change Through Innovation by Hewlett-Packard

Susquehanna Financial Group’s Third Annual Beijing Management Summit

Rodman & Renshaw Annual Global Investment Conference, Asia Track

Investor Engagement Tour (2 to 18 September)

JUN

Goldman Sachs Telco & Internet Corp Day 2009 Learning Network Day 2009 by AIESEC CommunicAsia 2009 Summit

Innovation by HK Observatory

MAY

The 4th Annual FTTHCAP Conference 2009

MAR

The 12th Credit Suisse Asian Investment Conference 2009

2008

NOV

DigiWorld Summit 2008 Broadband World Australia 2008

SEP

Asian Telecom Tour by Citigroup, HK

2008 FTTH Conference & Expo

NiQ Lai NiQ Lai Mimi Choy Daniel Lo Alice Wong Henry Yeung

NiQ Lai Ricky Wong William Alice Wong

NiQ Lai

NiQ Lai

NiQ Lai Alvis Chan Ricky Wong William NiQ Lai NiQ Lai

Alice Wong Henry Yeung

NiQ Lai Mike Ng

CFO CFO

Director, Talent Management Manager, Finance Financial Controller Senior Manager, Network Development (Local Network) CFO

Chairman CEO Financial Controller

CFO

CFO

CFO

Manager, Talent Management Chairman CEO

CFO CFO

Financial Controller Senior Manager, Network Development (Local Network) CFO

Senior Manager, International Business

New York, USA USA and Europe Manila, Philippines New Delhi, India Amman, Middle East Kuala Lumpur, Malaysia

Hong Kong Geneva, Switzerland Hong Kong Beijing, PRC

New York, USA

Hong Kong, Singapore and USA

Hong Kong Hong Kong Singapore Hong Kong Melbourne, Australia Hong Kong

Montpellier, France Sydney, Australia

Hong Kong Nashville, Tennessee, USA

City Telecom (H.K.) Limited Annual Report 2009

REPORT OF THE DIRECTORS 37

The Directors have pleasure in submitting their annual report together with the audited financial statements for the year ended 31 August 2009.

PRINCIPAL ACTIVITIES AND GEOGRAPHICAL ANALYSIS OF OPERATIONS

The principal activities of City Telecom (H.K.) Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) are the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada.

An analysis of the Group’s performance for the year by business and geographical segments is set out in note 2 to the financial statements.

RESULTS AND APPROPRIATIONS

The results of the Group for the year is set out in the consolidated income statement on page 47 of this annual report.

RESERVES

Movements in the reserves of the Group and the Company during the year are set out in note 21 to the financial statements.

An interim dividend of HK3 cents per ordinary share in cash (2008: HK4 cents per ordinary share with a scrip dividend option) and a final dividend in respect of the previous financial year of HK2 cents per ordinary share with a scrip dividend option were paid on 26 June 2009 and 25 February 2009 respectively.

At a board meeting held on 5 November 2009, the Directors have recommended to pay a final dividend of HK16 cents per ordinary share in cash. Subject to the approval of the shareholders at the forthcoming Annual General Meeting, the final dividend will be distributed on or about 30 December 2009 to shareholders whose names appear on the register of members of the Company as at the close of business on 18 December 2009.

The Register of Members of ordinary shares of the Company will be closed from 16 December 2009 to 18 December 2009 (both dates inclusive), during which period, no transfer of ordinary shares will be registered. In order to qualify for the proposed final dividend, all properly completed transfer forms accompanied by the relevant share certificates must be lodged with the Company’s share registrar not later than 4:30 p.m. on 15 December 2009.

DONATIONS

Charitable and other donations made by the Group during the year amounted to HK$547,000 (2008: HK$295,000).

FIXED ASSETS

Details of the movements in fixed assets of the Group are set out in note 13 to the financial statements.

SHARE CAPITAL AND SHARE OPTIONS

Details of the movements in share capital and share options of the Company are set out in note 21 to the financial statements.

DISTRIBUTABLE RESERVES

Distributable reserves of the Company as at 31 August 2009, calculated in accordance with section 79B of the Hong Kong Companies Ordinance, amounted to approximately HK$153,788,000 (2008: HK$159,400,000).

City Telecom (H.K.) Limited Annual Report 2009

38 REPORT OF THE DIRECTORS

FIVE-YEAR FINANCIAL SUMMARY

A summary of the results of the assets and liabilities of the Group for the last five financial years is set out on page 99 of this annual report.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year ended 31 August 2009, the Company bought back a total principal value of US$67,990,000 of the Company’s 8.75% 10-year Senior Notes due 2015 which are listed on Singapore Exchange Securities Trading Limited. Details of the buybacks are as follows:

Month

April 2009 (note)

July 2009 (note)

Principal value

US$

16,928,000

51,062,000

67,990,000

Total consideration paid

US$

13,634,658

51,504,196

65,138,854

Note: Total consideration paid included transaction cost and accrued interest.

During the year ended 31 August 2009, the Company repurchased 70,000 ordinary shares on The Stock Exchange of Hong Kong Limited. All the repurchased shares were subsequently cancelled. Details of the repurchase are as follows:–

Month

August 2009

Number of ordinary shares

70,000

Highest price paid per share

HK$

1.92

Lowest price paid per share

HK$

1.91

Total consideration paid

HK$

134,197

Save as disclosed above, during the year ended 31 August 2009, the Company has not redeemed any of its listed securities. In addition, neither the Company nor any of its subsidiaries has purchased or sold any of the Company’s listed securities.

GROUP’S BORROWINGS

The Group’s borrowings as at 31 August 2009 are repayable in the following periods:

On demand or not exceeding one year

More than one year but not exceeding two years

More than two years

2009 HK$’000

202

197

162,919

163,318

2008 HK$’000

121

129

683,368

683,618

City Telecom (H.K.) Limited Annual Report 2009

REPORT OF THE DIRECTORS 39

DIRECTORS

The Directors during the year and up to the date of this annual report were:

Executive Directors

Mr. Wong Wai Kay, Ricky (Chairman)

Mr. Cheung Chi Kin, Paul (note i) (Vice Chairman)

Mr. Yeung Chu Kwong, William (note ii) (Chief Executive Officer) Mr. Lai Ni Quiaque * (Chief Financial Officer)

Non-executive Director

Dr. Cheng Mo Chi, Moses *

Independent non-executive Directors

Mr. Lee Hon Ying, John # * Dr. Chan Kin Man # * Mr. Peh Jefferson Tun Lu # *

# Audit Committee members

* Remuneration Committee members Notes:

(i) Mr. Cheung Chi Kin, Paul resigned as the Chief Executive Officer and was appointed as the Vice Chairman with effect from 1 November 2008.

(ii) Mr. Yeung Chu Kwong, William was appointed as an Executive Director and Chief Executive Officer with effect from 1 November 2008.

In accordance with Articles 96 and 99 of the Company’s Articles of Association, Mr. Lai Ni Quiaque, Dr. Cheng Mo Chi, Moses and Dr. Chan Kin Man shall retire by rotation and, being eligible, offer themselves for re-election at the forthcoming annual general meeting.

The Company received confirmation of independence from each of the independent non-executive directors pursuant to Rule 3.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Company still considers the independent non-executive directors to be independent.

DIRECTORS’ SERVICE CONTRACTS

None of the directors has a service contract with the Company or any of its subsidiaries which is not determinable by the employing company within one year without payment of compensation other than statutory compensation.

DIRECTORS’ INTERESTS IN CONTRACTS OF SIGNIFICANCE

No contract of significance in relation to the Group’s business to which the Company or any of its subsidiaries was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

Brief biographical details of the Directors and senior management are set out on pages 24 to 27 of this annual report.

City Telecom (H.K.) Limited Annual Report 2009

40 REPORT OF THE DIRECTORS

DIRECTORS' INTERESTS IN SHARES AND UNDERLYING SHARES

Directors' interests or short positions in shares and in share options

At 31 August 2009, the interests or short positions of the Company's Directors, chief executive and their associates in the shares and underlying shares of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register maintained by the Company required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code were as follows:

Long position in ordinary shares and underlying shares of the Company

	Interest in shares						
Name of Director	Personal interests	Corporate interests	Family interests	Total interests in shares	Interests in underlying shares pursuant to share options	Aggregate interests	Approximate percentage interests in the Company's issued share capital Note (1)
Mr. Wong Wai Kay, Ricky	1,076,588	339,814,284 Note (2)(i)	–	340,890,872	14,160,305	355,051,177	53.46%
Mr. Cheung Chi Kin, Paul	11,293,119	24,924,339 Note (2)(ii)	–	36,217,458	14,160,305	50,377,763	7.58%
Mr. Yeung Chu Kwong, William	3,000,000	–	–	3,000,000	7,062,956	10,062,956	1.52%
Mr. Lai Ni Quiaque	–	–	10,392,506 Note (3)	10,392,506	8,067,690	18,460,196	2.78%

Notes:

(1) This percentage is based on 664,179,970 ordinary shares of the Company issued as at 31 August 2009.

(2) The corporate interests of Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul arise through their respective interests in the following companies:

(i) 339,814,284 shares are held by Top Group International Limited ("Top Group") which is 42.12% owned by Mr. Wong Wai Kay, Ricky; the interests of Top Group in the Company is also disclosed under the section "Substantial Shareholders" of this annual report.

(ii) 24,924,339 shares are held by Worship Limited which is 50% owned by Mr. Cheung Chi Kin, Paul.

(3) 10,392,506 shares are jointly owned by Mr. Lai Ni Quiaque and his spouse.

Details of the Directors' interests in share options granted by the Company are set out on page 42 of this annual report.

Save as disclosed above, as at 31 August 2009, none of the Directors or chief executive (including their spouse and children under 18 years of age) of the Company had any interests or short positions in the shares, underlying shares and derivative to ordinary shares of the Company and its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

City Telecom (H.K.) Limited Annual Report 2009

REPORT OF THE DIRECTORS 41

SHARE OPTION SCHEMES

The Company operates a share option scheme (the “2002 Share Option Scheme”) which was adopted by shareholders of the Company on 23 December 2002 which the directors may, at their discretion, invite eligible participants to take up options to subscribe for shares subject to the terms and conditions stipulated therein.

A summary of the 2002 Share Option Scheme operated by the Company is as follows:

(1) Purpose

To grant share options to the eligible participants as incentives and rewards for their contribution to the Company or its subsidiaries.

(2) Eligible participants

Eligible participants include employees, executives or officers (including executive, non-executive and independent non-executive directors) of the Company or any of its subsidiaries, suppliers and professional advisers of the Group.

(3) The total number of shares available for issue

The total number of shares which may be issued upon exercise of options to be granted under the scheme shall not exceed 10% of the shares in issue as at the date of adoption of the 2002 Share Option Scheme on 23 December 2002 (i.e. 50,302,066 shares). Such limit was refreshed by the shareholders in the general meeting held on 29 December 2004 and 24 December 2007 respectively so that the total number of shares which may be issued shall be 10% of the shares in issue as at the date of the said general meeting (i.e. 61,407,340 shares and 62,704,840 shares respectively). As at the date of this annual report, the number of shares available for issue in respect thereof is 50,619,336 shares, representing approximately 7.62% of the issued share capital of the Company as at the date of this annual report.

The shares which may be issued upon exercise of all outstanding options to be granted and yet to be exercised under the 2002 Share Option Scheme and any other share option scheme(s) of the Company at any time shall not exceed 30% of the shares in issue from time to time. No options shall be granted under any scheme(s) of the Company or any of its subsidiaries if this will result in the 30% limit being exceeded.

(4) The maximum entitlement of each participant under the 2002 Share Option Scheme

The total number of shares shall be issued upon exercise of the options granted under the 2002 Share Option Scheme and any other share option scheme(s) of the Company (including exercised, cancelled and outstanding options) to each participant in any 12-month period up to and including the date of grant shall not exceed 1% of the shares in issue as at the date of grant.

Any further grant of options in excess of this 1% limit shall be subject to the issue of a circular by the Company and the approval of the shareholders of the Company in general meeting with such grantee and his associates abstaining from voting and/or other requirements prescribed under the Listing Rules from time to time.

(5) The period within which the shares must be taken up under an option

The period during which an option may be exercised will be determined by the board of directors at its absolute discretion and no option may be exercised more than 10 years from the date of grant.

(6) The minimum period for which an option must be held before it can be exercised

The board of directors is empowered to impose, at its discretion, any minimum period that an option must be held at the time of grant of any particular option.

(7) The amount payable on application or acceptance of the option and the period within which payments or calls must or may be made or loans for such purposes must be paid

Acceptance of the option must be made within 30 days after the date of offer and HK$1.00 must be paid as a consideration for the grant of option.

City Telecom (H.K.) Limited Annual Report 2009

42 REPORT OF THE DIRECTORS

(8) The basis of determining the exercise price

The board of directors shall determine the exercise price of each option offered but in any event shall not be less than the highest of: (a) the official closing price of the shares of the Company on the date of offer as quoted in the Stock Exchange quotation sheet; (b) the average of the closing price of the shares of the Company for the 5 business days immediately preceding the date of offer as quoted in the Stock Exchange quotation sheet; and (c) the nominal value of the shares of the Company.

(9) The remaining life of the 2002 Share Option Scheme

The 2002 Share Option Scheme is valid and effective from 23 December 2002, being the date of adoption, and shall end on the tenth anniversary of such date (both days inclusive).

(10) Details of the share options granted under the 2002 Share Option Scheme as at 31 August 2009 are as follows:

Date of grant

Exercise price HK$ (Note 1)

Balance as at 1 September 2008

Options granted during the year

Vesting period

Exercise period

Adjustment to number of options for 2008 Final Dividend (Note 1)

Options exercised during the year (Note 4)

Options cancelled/ lapsed during the year (Note 5)

Balance as at 31 August 2009

Closing price immediately before the date on which the options were granted HK$

Directors

Mr. Wong Wai Kay, Ricky

5 January 2005

1.5224

8,053,478

–

5 January 2005 to 31 December 2006

5 January 2005 to 20 October 2014

38,126

–

–

8,091,604

1.53

22 May 2006

0.6523

6,040,108

–

22 May 2006 to 21 May 2009

22 May 2007 to 21 May 2016

28,593

–

–

6,068,701

0.64

Mr. Cheung Chi Kin, Paul

5 January 2005

1.5224

8,053,478

–

5 January 2005 to 31 December 2006

5 January 2005 to 20 October 2014

38,126

–

–

8,091,604

1.53

22 May 2006

0.6523

6,040,108

–

22 May 2006 to 21 May 2009

22 May 2007 to 21 May 2016

28,593

–

–

6,068,701

0.64

Mr. Yeung Chu Kwong, William

22 May 2006

0.6523

1,013,369

–

22 May 2006 to 21 May 2009

22 May 2007 to 21 May 2016

4,796

–

–

1,018,165

0.64

6 February 2008

1.7568

6,016,309

–

(Note 2)

(Note 2)

28,482

–

–

6,044,791

1.99

Mr. Lai Ni Quiaque

22 May 2006

0.6523

2,013,369

–

22 May 2006 to 21 May 2009

22 May 2007 to 21 May 2016

9,530

–

–

2,022,899

0.64

11 February 2008

1.8660

6,016,309

–

(Note 3)

(Note 3)

28,482

–

–

6,044,791

1.86

City Telecom (H.K.) Limited Annual Report 2009

REPORT OF THE DIRECTORS

43

	Date of grant	Exercise price HK$ (Note 1)	Balance as at 1 September 2008	Options granted during the year	Vesting period	Exercise period	Adjustment to number of options for 2008 Final Dividend (Note 1)	Options exercised during the year (Note 4)	Options cancelled/ lapsed during the year (Note 5)	Balance as at 31 August 2009	Closing price immediately before the date on which the options were granted HK$
Employees under continuous employment contacts											
Employees	21 October 2004	1.5224	7,571,582	-	21 October 2004 to 31 December 2006	1 January 2005 to 20 October 2014	35,130	546,184	151,001	6,909,527	1.53
	22 May 2006	0.6523	7,280,601	-	22 May 2006 to 21 May 2009	22 May 2007 to 21 May 2016	33,854	869,821	30,201	6,414,433	0.64
	3 August 2006	0.7018	40,349	-	3 August 2006 to 2 August 2009	3 August 2007 to 2 August 2016	191	-	-	40,540	0.69
	22 November 2006	0.7216	135,902	-	22 November 2006 to 14 November 2009	15 November 2007 to 14 November 2016	643	-	-	136,545	0.75
	15 February 2008	1.7568	1,002,718	-	(Note 2)	(Note 2)	4,747	-	-	1,007,465	1.79
	11 March 2008	1.8164	300,816	-	11 March 2008 to 10 March 2011	11 March 2008 to 23 December 2012	1,424	-	302,240	-	1.80
	2 May 2008	1.7866	1,002,718	-	(Note 2)	(Note 2)	4,747	-	-	1,007,465	1.72
Total			60,581,214	-			285,464	1,416,005	483,442	58,967,231	

Notes:

1. As a result of allotment of 12,212,142 new shares to shareholders of the Company who elected to receive the 2008 Final Dividend in shares on 25 February 2009, the exercise price of and the number of share subject to the 60,299,426 share options outstanding on 19 December 2008 (being the Record Date for determining the entitlement of 2008 Final Dividend) were adjusted pursuant to the 2002 Share Option Scheme with effect from 25 February 2009. The closing price per ordinary share immediately before the date of the grant of the share options was HK$0.88.

2. The exercise of the share options is subject to certain conditions that must be achieved by the grantee. The share options shall be exercised not later than 23 December 2012.

3. The exercise of the share options is subject to the performance of the Company's shares. The share options shall be exercised not later than 23 December 2012.

4. During the year ended 31 August 2009, 1,416,005 share options were exercised and the weighted average closing price of shares of the Company immediately before the dates of exercise was HK$0.99 per ordinary share.

5. During the year ended 31 August 2009, a total of 483,442 share options were lapsed and no options cancelled.

City Telecom (H.K.) Limited Annual Report 2009

44 REPORT OF THE DIRECTORS

(11) In determining the value of the share options granted prior to 31 August 2009, the Black-Scholes option pricing model (the “Black-Scholes Model”) has been used except for the share options granted on 11 February 2008 which adopts the Monte Carlo model. Both models are the most generally accepted methodologies used to calculate the value of options. The variables of the models include expected life of the options, risk-free interest rate, expected volatility and expected dividend yield of the shares of the Company.

Effective from 1 September 2005, upon the adoption of Hong Kong Financial Reporting Standard 2 Share-based payment, the Group recognises the fair value of share options as an expense in the income statement over the vesting period, or as an asset, if the cost qualifies for recognition as an asset. The fair value of the share options is measured at the date of grant.

Both the Black-Scholes Model and Monte Carlo Model, applied for the determination of the estimated value of the options granted under 2002 Share Option Scheme require input of highly subjective assumptions, including the expected stock volatility. As the Company’s share options have characteristics significantly different from those of traded options, changes in subjective inputs may materially affect the estimated fair value of the options granted.

DIRECTORS’ RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Save as disclosed under the section “Share Option Schemes” in this annual report, at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the directors and/or the chief executive of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS

At 31 August 2009, the interests or short positions of the persons, other than the directors or chief executive of the Company, in the shares and underlying shares of the Company as recorded in the register maintained by the Company required to be kept under Section 336 of the SFO were as follows:

Name

Interests in shares in long positions

Percentage interests (Note)

Top Group International Limited

339,814,284

51.16%

Note: This percentage is based on 664,179,970 shares of the Company issued as at 31 August 2009.

Save as disclosed above, as at 31 August 2009, the Company had not been notified of any persons (other than directors and chief executive of the Company) having any interest or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO.

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

City Telecom (H.K.) Limited Annual Report 2009

REPORT OF THE DIRECTORS 45

MAJOR CUSTOMERS AND SUPPLIERS

The aggregate percentage of turnover for the year attributable to the Group’s five largest customers is less than 30% of total turnover for the year and therefore no disclosure with regard to major customers are made. The percentage of purchases for the year attributable to the Group’s major suppliers are as follows:

2009%

2008%

Purchases

– the largest supplier

– five largest suppliers combined

57

63

None of the directors, any of their associates or shareholders (which to the best knowledge of the directors, own more than 5% of the Company’s issued share capital) had a beneficial interest in the major customers or suppliers noted above.

SUFFICIENCY OF PUBLIC FLOAT

On the basis of information that is publicly available to the Company and within the knowledge of the directors of the Company, as at the date of this annual report, the Company has maintained a sufficient public float of more than 25 percent of the Company’s issued shares as required under the Listing Rules during the year ended 31 August 2009.

CORPORATE GOVERNANCE

Corporate Governance practices adopted by the Company are set out in the Corporate Governance Report on pages 29 to 36 of this annual report.

AUDITORS

The financial statements have been audited by KPMG who shall retire, and being eligible, offer themselves for re-appointment at the forthcoming annual general meeting of the Company.

On behalf of the Board

Wong Wai Kay, Ricky

Chairman

Hong Kong, 5 November 2009

City Telecom (H.K.) Limited Annual Report 2009

INDEPENDENT AUDITOR’S REPORT

KPMG

Independent auditor’s report to the shareholders of City Telecom (H.K.) Limited

(Incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of City Telecom (H.K.) Limited (the “Company”) set out on pages 47 to 98, which comprise the consolidated and Company balance sheets as at 31 August 2009, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS’ RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board, Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 August 2009 and of the Group’s profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road Central, Hong Kong

5 November 2009

City Telecom (H.K.) Limited Annual Report 2009

CONSOLIDATED INCOME STATEMENT 47

for the year ended 31 August 2009 (Expressed in Hong Kong dollars)

2009 2008

Note HK$’000 HK$’000

Turnover 2 1,478,239 1,302,981

Network costs 3(175,129)(178,367)

Other operating expenses 4(a)(1,037,964)(966,094)

Other revenues 4(b) 41,540 24,989

Finance costs 4(c)(55,127)(75,137)

Profit before taxation 4 251,559 108,372

Income tax (expense)/benefit 5 (38,730) 16,818

Profit attributable to shareholders 6 212,829 125,190

Dividends 7 126,173 38,614

Basic earnings per share 8 HK32.4 cents HK19.7 cents

Diluted earnings per share 8 HK31.8 cents HK19.0 cents

The notes on pages 52 to 98 form part of these financial statements.

City Telecom (H.K.) Limited Annual Report 2009

48

BALANCE SHEET

as at 31 August 2009
(Expressed in Hong Kong dollars)

		The Group		The Company	
		2009	2008	2009	2008
	Note	HK$'000	HK$'000	HK$'000	HK$'000
Non-current assets					
Goodwill	12	1,066	1,066	–	–
Fixed assets	13	1,302,380	1,231,399	74,688	87,483
Investments in subsidiaries	14	–	–	957,712	1,383,812
Long term receivable and prepayment		6,091	5,586	–	–
Deferred expenditure	16	12,786	15,391	–	–
Deferred tax assets	22	–	26,335	–	–
		1,322,323	1,279,777	1,032,400	1,471,295
Current assets					
Accounts receivable	17	120,192	140,283	9,220	11,418
Other receivables, deposits and prepayments	17	69,765	82,726	3,393	3,378
Deferred expenditure	16	36,674	40,704	–	–
Other financial assets	15	–	27,997	–	27,997
Pledged bank deposits	28	15,038	87,319	15,038	87,319
Cash at bank and in hand	18	221,052	421,610	119,419	90,386
		462,721	800,639	147,070	220,498
Current liabilities					
Amounts due to subsidiaries		–	–	10,830	10,830
Accounts payable	19	37,555	52,324	20,484	26,440
Other payables and accrued charges	19	206,487	178,114	23,530	17,831
Deposits received		16,385	16,264	7,886	7,943
Current portion – deferred service revenue	20	115,070	110,449	10,848	11,172
Tax payable		1,993	2,103	356	356
Current portion – obligations under finance leases	23	202	121	193	112
		377,692	359,375	74,127	74,684
Net current assets		85,029	441,264	72,943	145,814
Total assets less current liabilities		1,407,352	1,721,041	1,105,343	1,617,109

The notes on pages 52 to 98 form part of these financial statements.

City Telecom (H.K.) Limited Annual Report 2009

BALANCE SHEET
as at 31 August 2009
(Expressed in Hong Kong dollars)
49

	Note	The Group 2009 HK$'000	The Group 2008 HK$'000	The Company 2009 HK$'000	The Company 2008 HK$'000
Non-current liabilities					
Deferred tax liabilities	22	15,709	4,937	7,047	4,937
Long-term deferred service revenue	20	–	–	10,535	14,500
Long-term debt and other liabilities	23	163,116	683,497	163,108	683,480
		178,825	688,434	180,690	702,917
Net assets		1,228,527	1,032,607	924,653	914,192
Capital and reserves					
Share capital	21	66,418	65,062	66,418	65,062
Reserves	21	1,162,109	967,545	858,235	849,130
Total equity attributable to equity shareholders of the Company		1,228,527	1,032,607	924,653	914,192

Approved and authorised for issue by the board of directors on 5 November 2009.

Wong Wai Kay, Ricky
Director

Cheung Chi Kin, Paul
Director

The notes on pages 52 to 98 form part of these financial statements.

City Telecom (H.K.) Limited Annual Report 2009

Consolidated statement of changes in equity

for the year ended 31 August 2009

(Expressed in Hong Kong dollars)

2009 2008

Note HK$’000 HK$’000

Total equity as at beginning of the year 1,032,607 903,882

Net profit recognised directly in equity:

Exchange adjustments on translation of the financial statements of subsidiaries 70 1,619

Net profit for the year 212,829 125,190

Total recognised profit for the year 212,899 126,809

Dividends paid in respect of the current year(19,904)(11,371)

Dividends paid in respect of the previous year(3,108)(5,915)

(23,012)(17,286)

Movements in equity arising from capital transactions:

Repurchase and cancellation of ordinary shares(134) –

Equity settled share-based transactions 11 4,768 4,204

Shares issued upon exercise of options 1,399 14,998

6,033 19,202

Total equity as at the end of the year 1,228,527 1,032,607

The notes on pages 52 to 98 form part of these financial statements.

City Telecom (H.K.) Limited Annual Report 2009

Consolidated cash flow statement

for the year ended 31 August 2009

(Expressed in Hong Kong dollars)

2009 2008

Note HK$’000 HK$’000

Net cash inflow from operations 24(a) 537,618 382,813

Hong Kong profits tax recovered – 42

Overseas tax paid (1,732) (4,292)

Net cash inflow from operating activities 535,886 378,563

Investing activities

Increase in pledged bank deposits 72,281 –

Interest received 4,869 15,596

Purchases of fixed assets (289,938) (189,903)

Net proceeds from maturity of investment in debt securities 28,051 3,900

Net proceeds from redemption of long-term bank deposit – 15,600

Proceeds from disposal of fixed assets 8,249 7,057

Net cash outflow from investing activities (176,488) (147,750)

Net cash inflow before financing activities 359,398 230,813

Financing activities

Repurchase of ordinary shares (134) –

Proceeds from issuance of new shares 24(b) 1,399 14,998

Repayment of capital element of finance leases 24(b) (138) (834)

Interest element of finance leases (27) (34)

Interest paid on 10-year senior notes (52,670) (70,010)

Repurchase of 10-year senior notes 24(b) (485,829) (269,399)

Dividends paid (23,008) (17,271)

Net cash outflow from financing activities (560,407) (342,550)

Decrease in cash at bank and in hand (201,009) (111,737)

Cash at bank and in hand at 1 September 421,610 532,894

Effect of foreign exchange rate changes 451 453

Cash at bank and in hand at 31 August 221,052 421,610

The notes on pages 52 to 98 form part of these financial statements.

City Telecom (H.K.) Limited Annual Report 2009

52 NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

1 SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. As Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and accounting principles generally accepted in Hong Kong, are derived from and consistent with IFRSs, these financial statements also comply with HKFRSs and the requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

Although HKFRSs have been fully converged with IFRSs in all material respects since 1 January 2005, these financial statements are the first published financial statements in which the Group makes an explicit and unreserved statement of compliance with IFRSs. Therefore, in preparing these financial statements management has given due consideration to the requirements of IFRS 1, First-time Adoption of International Financial Reporting Standards. For this purpose the date of the Group’s transition to IFRSs was determined to be 1 September 2007, being the beginning of the earliest period for which the Group presents full comparative information in these financial statements.

With due regard to the Group’s accounting policies in previous periods and the requirements of IFRS 1, management has concluded that no adjustments to the amounts reported under HKFRSs as at the date of transition to IFRSs, or in respect of the year ended 31 August 2008, were required in order to enable the Group to make an explicit and unreserved statement of compliance with IFRSs in the first IFRS financial statements which included these amounts as comparatives. Accordingly, these financial statements continue to include a statement of compliance with HKFRSs as well as including for the first time a statement of compliance with IFRSs, without adjustment to the Group’s and the Company’s financial position, financial performance or cash flows either at the date of transition to IFRSs or at the end of latest period presented in accordance with HKFRSs.

The IASB has issued a number of new or revised IFRSs that are first effective or available for early adoption for the current accounting period of the Group and the Company. The equivalent new or revised HKFRSs consequently issued by HKICPA as a result of these developments have the same effective date as those issued by the IASB and are in all material respects identical to the pronouncements issued by the IASB. However, none of these developments are relevant to the Group’s or the Company’s operations.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 32).

(b) Basis of preparation of the financial statements

The consolidated financial statements for the year ended 31 August 2009 comprise City Telecom (H.K.) Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”).

The measurement basis used in the preparation of the financial statements is the historical cost basis except that certain financial assets are stated at their fair values or amortised costs as explained in the accounting policies set out below (see notes 1(j), 1(k) and 1(r)).

The preparation of financial statements in conformity with IFRSs and HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs and HKFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 31.

City Telecom (H.K.) Limited Annual Report 2009

NOTES TO THE FINANCIAL STATEMENTS 53

(Expressed in Hong Kong dollars)

1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (c) Subsidiaries and controlled entities

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

(d) Group accounting

(i) Consolidation

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases.

Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

In the Company’s balance sheet, an investment in a subsidiary is stated at cost less impairment losses (see note 1(i)), unless the investment is classified as held for sale or included in a disposal group that is classified as held for sale.

(ii) Translation of foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in profit or loss.

For consolidation purposes, the balance sheets of foreign subsidiaries are translated at the rates of exchange ruling at the balance sheet date whilst the income statement is translated at an average rate for the year. Exchange differences are dealt with as a movement in reserves.

(e) Goodwill

Goodwill represents the excess of the cost of a business combination or an investment in an associate or a jointly controlled entity over the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (see note 1(i)). In respect of associates or jointly controlled entities, the carrying amount of goodwill is included in the carrying amount of the interest in the associate or jointly controlled entity.

Any excess of the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the cost of a business combination or an investment in an associate or a jointly controlled entity is recognised immediately in profit or loss.

On disposal of a cash generating unit, an associate or a jointly controlled entity during the year, any attributable amount of goodwill is included in the calculation of the profit or loss on disposal.

(f) Investment property

Investment properties are land and/or buildings which are owned and held to earn rental income and/or for capital appreciation.

Investment properties are stated in the balance sheet at cost less accumulated depreciation (see note 1(g)) and impairment losses (see note 1(i)) if any. Any gain or loss arising from the retirement or disposal of an investment property is recognised in the income statement. Rental income from investment property is accounted for in accordance with the accounting policy as set out in note 1(t)(v).

City Telecom (H.K.) Limited Annual Report 2009

54 NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g) Fixed assets

Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses.

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

– Buildings situated on leasehold land are depreciated over the shorter of the unexpired term of lease and their estimated useful lives of 50 years

– Furniture, fixtures and fittings 4 years

– Telecommunications, computer and office equipment 4 years – 20 years

– Motor vehicles 4 years

– Leasehold improvements are depreciated over the shorter of the unexpired term of the leases and their estimated useful lives.

Where the parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

Major costs incurred in restoring fixed assets to their normal working condition are charged to profit or loss. Major improvements are capitalised and depreciated over their expected useful lives to the Group.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in profit or loss on the date of disposal.

(h) Assets held under leases

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i) Classification of assets leased to the Group

Assets that are held by Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

Land held for own use under an operating lease for which its fair value cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being held under a finance lease, unless the building is also clearly held under an operating lease (see note 1(h)(iii)).

(ii) Finance leases

Where the Group acquired the use of assets under finance leases, the amounts representing the fair value of the leased asset or, if lower, the present value of the minimum lease payments of such assets, are included in fixed assets with the corresponding liabilities, net of finance charges, recorded as obligations under finance leases. Depreciation and impairment losses are accounted for in accordance with the accounting policy as set out in note 1(g) and note 1(i). Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

(iii) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Receipts and payments made under operating leases net of any incentives received by/from the lessor are credited/charged to profit or loss on a straight-line basis over the lease periods.

City Telecom (H.K.) Limited Annual Report 2009

NOTES TO THE FINANCIAL STATEMENTS 55

(Expressed in Hong Kong dollars)

1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i) Impairment of assets

(i) Impairment of investments in debt and equity securities, accounts receivable and other receivables

Investments in debt and equity securities and other current and non-current receivables that are stated at cost or amortised cost or are classified as available-for-sale securities are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

– significant financial difficulty of the debtor;

– a breach of contract, such as a default or delinquency in interest or principal payments;

– it becoming probable that a debtor will enter bankruptcy or other financial reorganisation; and

– a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

If any such evidence exists, any impairment loss is determined and recognised as follows:

– For unquoted equity securities and current and non-current receivables that are carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for current and non-current receivables that are carried at cost are reversed if in a subsequent period the amount of the impairment loss decreases. Impairment losses for equity securities are not reversed.

– For financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets). This assessment is made collectively where financial assets carried at amortised cost share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset’s carrying amount exceeding that would have been determined had no impairment loss been recognised in prior years.

– For available-for-sale securities, the cumulative loss that has been recognised directly in equity is removed from equity and is recognised in profit or loss. The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that asset previously recognised in profit or loss.

Impairment losses recognised in profit or loss in respect of available-for-sale equity securities are not reversed through profit or loss. Any subsequent increase in the fair value of such assets is recognised directly in equity.

Impairment losses in respect of available-for-sale debt securities are reversed if the subsequent increase in fair value can be objectively related to an event occurring after the impairment loss was recognised. Reversals of impairment losses in such circumstances are recognised in profit and loss.

Impairment losses are written off against the corresponding assets directly, except for impairment losses recognised in respect of accounts receivable, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against accounts receivable and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognised in profit or loss.

City Telecom (H.K.) Limited Annual Report 2009

56 NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i) Impairment of assets (continued)

(ii) Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

– fixed assets;

– investment property;

– investments in subsidiaries; and

– goodwill.

If any such indication exists, the asset’s recoverable amount is estimated. In addition, for goodwill, the recoverable amount is estimated annually whether or not there is any indication of impairment.

– Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

– Recognition of impairment losses

An impairment loss is recognised in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

– Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

City Telecom (H.K.) Limited Annual Report 2009

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j) Other financial assets

The Group and the Company account for investments in debt and equity securities, other than investments in subsidiaries are as follows:

Financial assets held for trading and those designated as at fair value through profit or loss at inception are accounted for at fair value. Such financial assets are initially stated at fair value and are classified as current assets, if they are expected to be realised within 12 months. At each balance sheet date the fair value of the financial assets is remeasured, with any resultant gain or loss being recognised in profit or loss. The net gain or loss recognised in profit or loss does not include any interest earned on these investments. Interest income is recognised in accordance with the policies set out in note 1(t)(iv).

Held-to-maturity securities are dated debt securities that the Group or the Company has the positive ability and intent to hold to maturity. Such securities are initially recognised in the balance sheet at fair value plus transaction costs. Subsequently, they are stated in the balance sheet at amortised cost less impairment losses (see note 1(i)(i)).

Financial assets that are not classified as held for trading, financial assets at fair value through profit or loss or, held-to-maturity securities, are classified as available-for-sale securities. Available-for-sale securities are initially recognised at fair value plus transaction costs. At each balance sheet date the fair value of the assets is remeasured, with any resultant gain or loss recognised directly in equity, except for impairment losses (see note 1(i)(i)) and, in the case of monetary items such as debt securities, foreign exchange gains and losses, which are recognised directly in profit or loss. Where these investments are interest-bearing, interest calculated using the effective interest method is recognised in profit or loss. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in profit or loss.

Investments are recognised on the date the Company commits to purchase the investments. Investments are derecognised when:

(i) the contractual rights to the cash flows from the investment securities expire; or

(ii) the Company transfers the contractual rights to receive the cash flows of the investment securities.

(k) Derivative financial instruments

Derivative financial instruments that are not designated or do not qualify as hedges are recognised initially at fair value. At each balance sheet date the fair value of the derivative financial instruments is remeasured. The gain or loss on remeasurement to fair value is charged immediately to profit or loss.

(l) Deferred expenditure

Deferred expenditure represents customer acquisition costs incurred for successful acquisition or origination of a service subscription agreement with a customer. Such costs are deferred and amortised on a straight-line basis over the period of the underlying service subscription agreements.

(m) Accounts receivable

Accounts receivable and other receivables are initially recognised at fair value and thereafter stated at amortised cost less allowance for impairment of doubtful debts (see note 1(i)(i)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less impairment of doubtful debts (see note 1(i)(i)).

(n) Cash, bank balances and pledged bank deposits

Cash and bank balances consist of cash on hand, cash in bank accounts and interest-bearing savings accounts. Cash that is restricted for use or pledged as security is disclosed separately on the face of the balance sheet, and is not included in the cash and bank balances total in the consolidated statements of cash flows. The pledged bank deposits represent cash maintained at a bank as security for bank facility and bank guarantees issued by the bank to third party suppliers and utility vendors (see note 28).

City Telecom (H.K.) Limited Annual Report 2009

58 NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o) Financial guarantees issued, provisions and contingent liabilities

(i) Financial guarantees issued

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the “holder”) for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Where the Group issues a financial guarantee, the fair value of the guarantee (being the transaction price, unless the fair value can otherwise be reliably estimated) is initially recognised as deferred income within trade and other payables. Where consideration is received or receivable for the issuance of the guarantee, the consideration is recognised in accordance with the Group’s policies applicable to that category of asset. Where no such consideration is received or receivable, an immediate expense is recognised in profit or loss on initial recognition of any deferred income.

The amount of the guarantee initially recognised as deferred income is amortised in profit or loss over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognised in accordance with note 1(o)(ii) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognised, less accumulated amortisation.

(ii) Other provisions and contingent liabilities

Provisions are recognised for other liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(p) Employee benefits

(i) Employee leave entitlements

Employee entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long-service leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity or paternity leave are not recognised until the time of leave.

(ii) Profit sharing and bonus plans

Provisions for profit sharing and bonus plans are recognised when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(iii) Retirement benefit costs

The Group contributes to defined contribution retirement schemes which are available to certain employees. Contributions to the schemes by the Group are calculated as a percentage of employees’ basic salaries and charged to profit or loss. The Group’s contributions are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions.

The assets of the scheme are held in an independently administered fund that is separated from the Group’s assets.

City Telecom (H.K.) Limited Annual Report 2009

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (p) Employee benefits (continued)

(iv) Share-based payments

The fair value of share options granted to employees is recognised as an employee cost with a corresponding increase in capital reserve within equity. The fair value is measured at grant date using the Black-Scholes option pricing model or Monte Carlo model, taking into account the terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the share options, the total estimated fair value of the share options is spread over the vesting period, taking into account the probability that the options will vest.

During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustment to the cumulative fair value recognised in prior years is charged/credited to profit or loss, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognised as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Company’s shares. The amount related to share options expense is recorded in the capital reserve until either the option is exercised or the option expires.

(q) Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Taxation rates enacted or substantively enacted at the balance sheet date are used to measure deferred tax assets and liabilities.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not be reversed in the foreseeable future.

(r) Senior notes

Long-term debt, representing senior notes, is recognised initially at fair value less incidental costs of issuance. Subsequent to initial recognition, the senior notes are stated at amortised cost with the difference between amortised cost and redemption value recognised in profit or loss over the period of borrowings using the effective interest method.

(s) Trade and other payables

Trade and other payables are initially recognised at fair value. Except for financial guarantee liabilities measured in accordance with note 1(o), trade and other payables are subsequently stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(t) Revenue recognition

(i) Revenue for the provision of international telecommunications and fixed telecommunications network services is recognised, when an arrangement exists, service is rendered, the fee is fixed or determinable, and collectibility is probable.

(ii) Tariff-free period granted to subscribers of fixed telecommunications network services are recognised in profit or loss rateably over the term of the service subscription agreement. Unbilled revenue represents revenue recognised in accordance with the requirement in note 1(t)(i) that has not been billed to the subscriber.

(iii) Amount received in advance for the provision of fixed telecommunications network services is deferred and included under deferred services income, and subsequently recognised as revenue on a straight-line basis over the related service period.

(iv) Interest income is recognised as it accrues using the effective interest method.

(v) Rental income receivable under operating leases is recognised in profit or loss in equal instalments over the periods covered by the lease term. Lease incentives granted are recognised in profit or loss as an integral part of the aggregate net lease payments receivable.

City Telecom (H.K.) Limited Annual Report 2009

60 NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other borrowing costs are charged to profit or loss in the year in which they are incurred.

(v) Segment reporting

In accordance with the Group’s internal financial reporting, the Group has determined that the primary reporting format is business segment and secondary reporting format is geographical segment.

Segment assets consist primarily of goodwill, fixed assets, receivables and cash. Segment liabilities comprise operating liabilities and exclude items such as taxation and certain corporate borrowings. Capital expenditure comprises additions to fixed assets.

In respect of geographical segment reporting, sales are reported based on the country in which the customer is located. Total assets and capital expenditure are reported based on where the assets are located.

(w) Accounting for barter transactions

When goods or services are exchanged for goods or services which are of a similar nature and value, the exchange is not regarded as a revenue generating transaction.

When goods are sold or services are rendered in exchange for dissimilar goods or services, the exchange is regarded as a transaction which generates revenue. The revenue is measured at the fair value of the goods or services received, adjusted by the amount of any cash or cash equivalents transferred. When the fair value of the goods or services received cannot be measured reliably, the revenue is measured at the fair value of the goods or services rendered, adjusted by the amount of any cash or cash equivalents transferred.

(x) Related parties

For the purposes of these financial statements, a party is considered to be related to the Group if:

(i) the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii) the Group and the party are subject to common control;

(iii) the party is an associate of the Group or a joint venture in which the Group is a venturer;

(iv) the party is a member of key management personnel of the Group or the Group’s parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v) the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi) the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

City Telecom (H.K.) Limited Annual Report 2009

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Hong Kong dollars)
61

2 TURNOVER AND SEGMENT INFORMATION

The Group is principally engaged in the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada. Revenues recognised during the year are as follows:

	2009 HK$'000	2008 HK$'000
Turnover		
International telecommunications services	247,359	291,943
Fixed telecommunications network services (note 2(c))	1,230,880	1,011,038
	1,478,239	1,302,981

(a) Primary reporting format – business segments

The Group is organised on a worldwide basis into two business segments:

- International telecommunications : provision of international long distance calls services
- Fixed telecommunications network : provision of dial up and broadband Internet access services, local voice-over-IP services, IP-TV services and corporate data services

The Group's inter-segment transactions mainly consist of provision of leased lines services. These transactions were entered into on similar terms as those contracted with third parties.

	2009			
	International tele-communications services HK$'000	Fixed tele-communications network services HK$'000	Elimination HK$'000	Group HK$'000
Turnover				
– External sales	247,359	1,230,880	–	1,478,239
– Inter-segment sales	5,669	19,784	(25,453)	–
	253,028	1,250,664	(25,453)	1,478,239
Segment results	61,631	203,515		265,146
Other revenues				41,540
Finance costs				(55,127)
Profit before taxation				251,559
Income tax expense				(38,730)
Net profit				212,829

City Telecom (H.K.) Limited Annual Report 2009

62 NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Hong Kong dollars)

2 TURNOVER AND SEGMENT INFORMATION (CONTINUED)

(a) Primary reporting format – business segments (continued)

	2008			
	International tele-communications services HK$'000	Fixed tele-communications network services HK$'000	Elimination HK$'000	Group HK$'000
Turnover				
– External sales	291,943	1,011,038	–	1,302,981
– Inter-segment sales	5,692	22,680	(28,372)	–
	297,635	1,033,718	(28,372)	1,302,981
Segment results	63,225	95,295		158,520
Other revenues				24,989
Finance costs				(75,137)
Profit before taxation				108,372
Income tax benefit				16,818
Net profit				125,190

	2009		
	International tele-communications services HK$'000	Fixed tele-communications network services HK$'000	Group HK$'000
Segment assets	297,516	1,487,528	1,785,044
Segment liabilities	81,194	295,035	376,229
Unallocated liabilities			180,288
Total liabilities			556,517
Capital expenditure incurred during the year	1,820	284,914	286,734
Depreciation for the year	15,154	191,087	206,241

	2008		
	International tele-communications services HK$'000	Fixed tele-communications network services HK$'000	Group HK$'000
Segment assets	426,781	1,627,300	2,054,081
Unallocated assets			26,335
Total assets			2,080,416
Segment liabilities	80,756	276,771	357,527
Unallocated liabilities			690,282
Total liabilities			1,047,809
Capital expenditure incurred during the year	4,293	207,391	211,684
Depreciation for the year	19,587	190,464	210,051

City Telecom (H.K.) Limited Annual Report 2009

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Hong Kong dollars)
63

2 TURNOVER AND SEGMENT INFORMATION (CONTINUED)

(b) Secondary reporting format – geographical segments

The Group's two business segments are managed in two main geographical areas:

- Hong Kong
- Canada

In disclosing information on the basis of geographical segments, turnover and segment results are disclosed based on the geographical location of customers. Total assets and capital expenditure are disclosed based on the geographical location of the assets.

There were no sales between the geographical segments.

	2009			
	Turnover HK$'000	Segment results HK$'000	Total assets HK$'000	Capital expenditure HK$'000
Hong Kong	1,461,715	264,859	1,768,643	286,193
Canada	16,524	287	16,401	541
	1,478,239	265,146	1,785,044	286,734

	2008			
	Turnover HK$'000	Segment results HK$'000	Total assets HK$'000	Capital expenditure HK$'000
Hong Kong	1,281,069	157,485	2,040,496	211,482
Canada	21,912	1,035	13,585	202
	1,302,981	158,520	2,054,081	211,684
Unallocated assets			26,335	
Total assets			2,080,416	

City Telecom (H.K.) Limited Annual Report 2009

64 NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

2 TURNOVER AND SEGMENT INFORMATION (CONTINUED)

(c) Hong Kong Broadband Network Limited (“HKBN”), a wholly-owned subsidiary of the Company, is a Fixed Telecommunications Network Services (“FTNS”) licensee and provides interconnection services to enable delivery of telecommunications service to customers of different operators. Since the FTNS license was granted by the Telecommunication Authority (“TA”) and interconnection services have been provided, HKBN has been billing mobile operators for the interconnection services provided to them and recognising revenue (“mobile interconnection charges”) based on management’s best estimate of the amounts to be collected. In prior years, majority of the mobile operators rejected HKBN’s demand for payment of the mobile interconnection charges. As a result of non-payment by certain mobile operators, in 2004, the Group requested the TA to make a determination (the “2004 Determination”) on the level of mobile interconnection charges payable by one of the mobile operators (“mobile operator under dispute”) to HKBN; and the effective date of the determined mobile interconnection charges.

In June 2007, TA issued the 2004 Determination which set out the rates of mobile interconnection charge payable by the mobile operator under dispute for interconnection services provided by HKBN for the period from 1 April 2002 to 31 August 2004 and the mobile operator under dispute paid mobile interconnection charge for the relevant period accordingly.

Subsequent to June 2007, HKBN entered into contractual agreements with several mobile operators which agreed to pay mobile interconnection charges based on the 2004 Determination for the period from 1 April 2002 to 31 August 2004 and with respect to the period after 31 August 2004 at the interim rate stated in the contractual agreements. The interim rate is subject to adjustment based on further determination to be issued by the TA.

In February 2008, since certain mobile operators had still not yet settled their mobile interconnection charges for interconnection services provided by HKBN, HKBN requested TA to make a new determination on the rate of mobile interconnection charge and interest thereon with the four mobile operators.

In September 2008, TA indicated that it accepted HKBN’s request for determination on the rate of mobile interconnection charges for the period from 1 April 2002 to 26 April 2009 payable by the mobile operators that have not reached contractual agreements with HKBN, and the rate for the period from 1 September 2004 to 26 April 2009 payable by those mobile operators that have reached contractual agreements with HKBN, and the interest rate thereon (the “2008 Determination”). As at 31 August 2009, the 2008 Determination is still in progress.

For the year ended 31 August 2009, the Group recognised revenue related to mobile interconnection charges of HK$20,558,000 (2008: HK$29,568,000) representing the amount of mobile interconnection charges management expects to collect.

City Telecom (H.K.) Limited Annual Report 2009

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Hong Kong dollars)
65

3 NETWORK COSTS

Network costs mainly include interconnection charges paid to local and overseas carriers, leased line rentals, program fees, and production costs for the IP-TV service, and do not include depreciation charge which is included in other operating expenses.

The Group estimates the Universal Services Contributions ("USC") payable to PCCW-HKT to fund the costs of network development in remote areas in Hong Kong and includes such estimated costs as part of the network costs. TA periodically reviews that actual costs of such developments and revises the amounts owed to PCCW-HKT or to be refunded by PCCW-HKT to the USC contributing parties.

On 28 December 2007, TA issued a statement (the "2007 TA Statement") on the USC and confirmed the actual contribution level for the period from 1 January 2005 to 30 June 2007. Based on the 2007 TA Statement, HK$7,617,000 was recorded as a reduction against the network costs of the Group for the year ended 31 August 2008.

On 8 April 2009, TA issued a statement (the "2009 TA Statement") on the USC and confirmed the actual contribution level for the period from 1 July 2007 to 30 June 2008. Based on the 2009 TA Statement, no additional payment or refund of USC from PCCW-HKT was required.

The actual contribution level for the period subsequent to 30 June 2008 has not yet been confirmed by TA.

4 PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging/(crediting) the following:

(a) Other operating expenses

	2009 HK$'000	2008 HK$'000
Advertising and marketing expenses	299,794	307,743
Amortisation of deferred expenditure (note 16)	53,160	33,777
Auditors' remuneration	3,455	3,687
Depreciation of owned fixed assets	205,624	209,464
Depreciation of fixed assets held under finance lease	617	587
Operating lease charges in respect of land and buildings	17,010	13,296
Operating lease charges in respect of equipment	42	50
Provision for doubtful debts (note 17(b))	12,103	14,293
Loss on disposal of fixed assets	1,016	1,431
Staff costs (note 4(d))	302,279	247,460
Others	142,864	134,306
	1,037,964	966,094

(b) Other revenues

	2009 HK$'000	2008 HK$'000
Interest income	(4,869)	(15,596)
Other income (note)	(36,671)	(9,393)
	(41,540)	(24,989)

Note: Included in other income was gain on extinguishment of the 10-year senior notes of HK$31,371,000 (2008: HK$2,582,000) for the year ended 31 August 2009.

City Telecom (H.K.) Limited Annual Report 2009

66 NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Hong Kong dollars)

4 PROFIT BEFORE TAXATION (CONTINUED)

(c) Finance costs

	2009 HK$'000	2008 HK$'000
Interest element of finance leases	27	34
Interest on 10-year senior notes	52,670	70,010
Amortisation of incidental issuance costs	1,545	1,665
Other borrowing cost	885	3,428
	55,127	75,137

(d) Staff costs

	2009 HK$'000	2008 HK$'000
Wages and salaries	278,905	226,097
Provision for annual leave	613	2,642
Equity settled share-based transaction	4,768	4,114
Retirement benefit costs – defined contribution plans (note 9)	34,614	29,738
Less: staff costs capitalised as fixed assets	(16,621)	(15,131)
	302,279	247,460

Staff costs include directors' emoluments and research and development cost of HK$10,824,000 (2008: HK$9,593,000) but exclude staff costs of HK$13,461,000 (2008: HK$14,482,000) recorded in network costs and HK$214,272,000 (2008: HK$194,724,000) recorded in advertising and marketing expenses.

(e) Other items

	2009 HK$'000	2008 HK$'000
Gain on extinguishment of 10-year senior notes (note 23(a))	(31,371)	(2,582)
Net exchange gain	(3,038)	(1,923)
Realised and unrealised gain on other financial assets	(189)	(3,284)
Realised loss on derivative financial instruments	–	1,039
Realised gain on long-term bank deposit	–	(1,185)

City Telecom (H.K.) Limited Annual Report 2009

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Hong Kong dollars)
67

5 INCOME TAX (EXPENSE)/BENEFIT

Hong Kong profits tax has been provided at the rate of 16.5% (2008: 16.5%) on the estimated assessable profit for the year. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the income tax rates prevailing in the overseas countries in which the Group operates.

The amount of income tax (expense)/ benefit in the consolidated income statement represents:

	2009 HK$'000	2008 HK$'000
Current taxation:		
– Hong Kong profits tax	–	(391)
– Overseas taxation	(1,622)	(1,929)
– Under-provision of overseas taxation in prior years	–	(2,552)
Deferred taxation:		
– Origination and reversal of temporary differences (note 22)	(37,108)	(4,645)
– Recognition of previous unrecognized tax losses (note 22)	–	26,335
Income tax (expense)/ benefit	(38,730)	16,818

The Group's income tax (expense)/benefit differs from the theoretical amount that would arise using profits before taxation at applicable tax rates as follows:

	2009 HK$'000	2008 HK$'000
Profit before taxation	251,559	108,372
Notional tax on profit before taxation, calculated at the prevailing tax rates applicable to profit in the countries concerned	(42,240)	(18,927)
Effect of non-taxable income	1,466	3,452
Effect of gain on extinguishment of 10-year senior notes not subject to taxation	5,176	426
Effect of non-deductible expenses	(3,648)	(6,353)
Effect of recognition of prior year unrecognised tax losses (note)	–	26,335
Effect of utilisation of prior year unrecognised tax losses	518	12,013
Under-provision in prior years	–	(2,552)
Effect of share based payment	–	2,324
Effect of tax losses not recognised	–	(74)
Others	(2)	174
Income tax (expense)/benefit	(38,730)	16,818

Note: Management projects future taxable income by considering all available information, including tax planning strategies, historical taxable income, and the expiration period of the unused tax losses carry forwards of each of the Company and its subsidiaries. During the year ended 31 August 2008, taking into consideration of the results of operations, management assessed that it is probable that sufficient future taxable profits will be generated to utilise the unused tax losses of HK$159,606,000 which resulted in the recognition of deferred tax assets of HK$26,335,000.

6 PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The profit attributable to shareholders is dealt with in the financial statements of the Company to the extent of HK$27,440,000 (2008: HK$17,037,000).

City Telecom (H.K.) Limited Annual Report 2009

68 NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

7 DIVIDENDS

(a) Dividends payable to equity shareholders of the Company attributable to the year:

2009 2008

HK$’000 HK$’000

Interim dividend declared and paid of HK3 cents per

ordinary share (2008: HK4 cents per ordinary share) 19,904 25,602

Final dividend proposed after the balance sheet date,

of HK16 cents per ordinary share (2008: HK2 cents

per ordinary share) 106,269 13,012

126,173 38,614

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividends attributable to the previous financial year, approved and paid during the year:

2009 2008

HK$’000 HK$’000

Final dividend in respect of the financial year ended

31 August 2008, approved and paid of HK2 cents per

ordinary share (2008: HK4 cents per ordinary share

in respect of the financial year ended 31 August 2007) 13,014 25,082

During the year ended 31 August 2009, a scrip dividend option was offered to all shareholders excluding shareholders with registered addresses outside Hong Kong who were entitled to the final dividend in respect of the financial year ended 31 August 2008. 12,212,142 shares were issued during the year ended 31 August 2009 to the shareholders who had elected to received all or part of their entitlement to dividends in the form of scrip.

8 EARNINGS PER SHARE

2009 2008

HK$’000 HK$’000

Profit attributable to shareholders 212,829 125,190

Weighted average number of ordinary shares

2009 2008

Number of shares Number of shares

’000 ’000

Issued ordinary shares at the beginning of the year 650,622 616,503

Effect of scrip dividend issued 6,256 7,353

Effect of share options exercised 329 10,159

Effect of shares repurchased and cancelled (6) -

Weighted average number of ordinary shares at the end of the year (basic) 657,201 634,015

Incremental shares from assumed exercise of share options 11,183 23,982

Weighted average number of ordinary shares at the end of the year (diluted) 668,384 657,997

Basic earnings per share HK32.4 cents HK19.7 cents

Diluted earnings per share HK31.8 cents HK19.0 cents

City Telecom (H.K.) Limited Annual Report 2009

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Hong Kong dollars)

69

9 RETIREMENT BENEFIT COSTS

The Group contributes to an Occupational Retirement Scheme (the "ORSO Scheme"), a defined contribution retirement scheme, which is available to some of its employees in Hong Kong. Under the ORSO Scheme, the employees are required to contribute 5% of their monthly salaries, while the Group's contributions are calculated at 10% and 5% of the monthly salaries of senior management staff and all other staff respectively. The employees are entitled to 100% of the employer's contributions after 10 years of completed service, or at a reduced scale after completion of 3 to 9 years' service. Contributions to the ORSO Scheme are reduced by contributions forfeited by those employees who leave the ORSO Scheme prior to vesting fully in the Group's contributions.

A mandatory provident fund scheme (the "MPF Scheme") has been established under the Hong Kong Mandatory Provident Fund Scheme Ordinance in December 2000. The then existing employees of the Group in Hong Kong could elect to join the MPF Scheme, while all new employees joining the Group in Hong Kong from then onwards are required to join the MPF Scheme. Both the Group and the employees are required to contribute 5% of each individual's relevant income with a maximum amount of HK$1,000 per month as a mandatory contribution. Employer's mandatory contributions are 100% vested in the employees as soon as they are paid to the MPF Scheme. Senior employees may also elect to join a Mutual Voluntary Plan (the "Mutual Plan") in which both the Group and the employee, on top of the MPF Scheme mandatory contributions, make a voluntary contribution to the extent of contributions that would have been made under the ORSO Scheme.

Pursuant to the relevant regulations in People's Republic of China (the "PRC"), the Group contributes to a defined contribution retirement scheme organised by the local social security bureau for each employee of the subsidiary in PRC at the rate of 20% of a standard salary base as determined by the local social security bureau. The Group has no other obligation to make payments in respect of retirement benefits of these employees.

The retirement schemes for staff of the Group in other countries follow the local statutory requirements of the respective countries.

The aggregate employer's contributions, net of forfeited contributions, which have been dealt with in the consolidated income statement during the year are as follows:

	2009 HK$'000	2008 HK$'000
Gross contributions	34,614	29,738

At 31 August 2009, there was no forfeited contribution available to offset future contributions by the Group to the ORSO Scheme (2008: Nil).

10 DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

(a) Directors' remuneration

The remuneration of each director for the year ended 31 August 2009 is set out below:

Name of director	Fee HK$'000	Salary HK$'000	Discretionary bonuses HK$'000	Share-based payment HK$'000	Employer's contribution to defined contribution scheme HK$'000	Total HK$'000
Wong Wai Kay, Ricky	–	6,712	1,500	193	670	9,075
Cheung Chi Kin, Paul	–	6,714	1,500	193	670	9,077
Yeung Chu Kwong, William	–	7,049	1,000	1,764	456	10,269
Lai Ni Quiaque	–	2,403	550	1,141	240	4,334
Cheng Mo Chi, Moses	160	–	–	–	–	160
Lee Hon Ying, John	176	–	–	–	–	176
Chan Kin Man	165	–	–	–	–	165
Peh Jefferson Tun Lu	165	–	–	–	–	165
Total	666	22,878	4,550	3,291	2,036	33,421

City Telecom (H.K.) Limited Annual Report 2009

70 NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Hong Kong dollars)

10 DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS (CONTINUED)

(a) Directors' remuneration (continued)

The remuneration of each director for the year ended 31 August 2008 is set out below:

Name of director	Fee HK$'000	Salary HK$'000	Discretionary bonuses HK$'000	Share-based payment HK$'000	Employer's contribution to defined contribution scheme HK$'000	Total HK$'000
Wong Wai Kay, Ricky	–	6,482	1,054	558	648	8,742
Cheung Chi Kin, Paul	–	6,482	1,054	558	648	8,742
Lai Ni Quiaque	–	2,250	225	809	225	3,509
Cheng Mo Chi, Moses	152	–	–	–	–	152
Lee Hon Ying, John	168	–	–	–	–	168
Chan Kin Man	158	–	–	–	–	158
Peh Jefferson Tun Lu	158	–	–	–	–	158
Total	636	15,214	2,333	1,925	1,521	21,629

No director waived any emoluments in respect of the years ended 31 August 2008 and 2009.

The share-based payment represents the expenses determined based on the fair value of share options granted to certain directors under the Company's share option scheme. Fair value of share options is estimated in accordance with the Group's significant accounting policies in note 1. The details of the share-based payment are disclosed in note 11.

(b) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include four (2008: three) directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining one (2008: two) individual during the year are as follows:

	2009 HK$'000	2008 HK$'000
Basic salaries, other allowances and benefits in kind	2,515	8,512
Discretionary bonuses	150	1,137
Share-based payments	332	1,316
Retirement benefit costs – defined contribution plans	106	589
	3,103	11,554

The emoluments fell within the following band:

	Number of individual 2009	2008
HK$2,500,001 – HK$3,000,000	–	1
HK$3,000,001 – HK$4,000,000	1	–
HK$9,000,001 – HK$10,000,000	–	1

City Telecom (H.K.) Limited Annual Report 2009

NOTES TO THE FINANCIAL STATEMENTS 71

(Expressed in Hong Kong dollars)

11 EQUITY SETTLED SHARE-BASED TRANSACTIONS

The Company operates a share option scheme (the “2002 Share Option Scheme”) which was adopted by shareholders of the Company on 23 December 2002 whereby the directors may, at their discretion, invite eligible participants to receive options to subscribe for shares subject to the terms and conditions stipulated therein.

(a) The terms and conditions of the options that existed during the year are as follows, whereby all options are settled by physical delivery of shares:

Number of option Vesting conditions Exercisable period

2002 Share Option Scheme

Options granted to directors:

- 5 January 2005 16,183,208 Condition 1 On or prior to 20 October 2014

- 22 May 2006 15,178,466 Condition 1 On or prior to 21 May 2016

- 6 February 2008 6,044,791 Condition 3 On or prior to 23 December 2012

- 11 February 2008 6,044,791 Condition 2 On or prior to 23 December 2012

Options granted to employees:

- 21 October 2004 7,606,712 Condition 1 On or prior to 20 October 2014

- 22 May 2006 7,314,455 Condition 1 On or prior to 21 May 2016

- 3 August 2006 40,540 Condition 1 On or prior to 2 August 2016

- 22 November 2006 136,545 Condition 1 On or prior to 14 November 2016

- 15 February 2008 1,007,465 Condition 3 On or prior to 23 December 2012

- 11 March 2008 302,240 Condition 1 On or prior to 23 December 2012

- 2 May 2008 1,007,465 Condition 3 On or prior to 23 December 2012

Total share options 60,866,678

The vesting conditions of the respective share option grant are as follows:

Condition 1

Options granted will be vested in one year or evenly vested over a period of two to three years. Options are awarded without performance conditions and are exercisable provided the participants have remained employed by the end of respective vesting periods.

Condition 2

Vesting of the options is conditional upon the performance of the Company’s shares over the period from the close of trading in Hong Kong on 22 November 2007 to 21 November 2010. Options granted are vested immediately or evenly over a period of three years from the date of fulfilment of the performance condition.

Condition 3

Vesting of the options is conditional upon the performance of the participants. Options granted are vested over a period of three to four years from the date of fulfilment of the performance condition.

City Telecom (H.K.) Limited Annual Report 2009

72 NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

11 EQUITY SETTLED SHARE-BASED TRANSACTIONS (CONTINUED)

(b) The number and weighted average exercise prices of share options are as follows:

2009 2008

Weighted average exercise price HK$ Number of options Weighted average exercise price HK$ Number of options

2002 Share Option Scheme

Outstanding at the beginning of the year 1.27 60,581,214 1.09 61,350,000

Adjustment to number of options

for 2007 Final Dividend (note (i)) - - 1.10 204,922

Adjustment to number of options

for 2008 Interim Dividend (note (ii)) - - 1.28 177,471

Adjustment to number of options

for 2008 Final Dividend (note (iii)) 1.27 285,464 - -

Granted during the year - - 1.84 18,300,000

Exercised during the year 0.99 (1,416,005) 1.07 (14,052,268)

Lapsed during the year 1.65 (483,442) 1.63 (5,398,911)

Outstanding at the end of the year 1.27 58,967,231 1.27 60,581,214

Exercisable at the end of the year 1.12 45,849,756 1.22 36,463,198

The options outstanding at 31 August 2009 had a weighted exercise price of HK$1.27 (2008: HK$1.27) and a weighted average remaining contractual life of 5 years (2008: 7 years).

Notes:

(i) As a result of allotment of 11,227,213 new shares to shareholders who elected to receive the 2007 Final Dividend in shares on 4 February 2008, the exercise price of and the number of share subject to the 51,805,000 share options outstanding on 21 December 2007 (being the Record Date for determining the entitlement of 2007 Final Dividend) were adjusted pursuant to the 2002 Share Option Scheme with effect from 4 February 2008. The closing price per ordinary share immediately before the date of the grant of the Options was HK$1.70.

(ii) As a result of allotment of 8,838,938 new shares to shareholders who elected to receive the 2008 Interim Dividend in shares on 23 July 2008, the exercise price of and the number of share subject to the 65,296,047 share options outstanding on 6 June 2008 (being the Record Date for determining the entitlement of 2008 Interim Dividend) were adjusted pursuant to the 2002 Share Option Scheme with effect from 23 July 2008. The closing price per ordinary share immediately before the date of the grant of the Options was HK$1.79.

(iii) As a result of allotment of 12,212,142 new shares to shareholders who elected to receive the 2008 Final Dividend in shares on 25 February 2009, the exercise price of and the number of share subject to the 60,299,426 share options outstanding on 19 December 2008 (being the Record Date for determining the entitlement of 2008 Final Dividend) were adjusted pursuant to the 2002 Share Option Scheme with effect from 25 February 2009. The closing price per ordinary share immediately before the date of the grant of the Options was HK$0.88.

(c) Fair value of share options and assumptions

In determining the value of the share options granted, the Black-Scholes Model has been used except for the option granted on 11 February 2008 which has adopted the Monte Carlo Model. Both models are one of the most generally accepted methodologies used to calculate the value of options. The variables of the models include expected life of the options, risk-free interest rate, expected volatility and expected dividend of the shares of the Company.

Both models require input of highly subjective assumptions, including the expected stock volatility. Since the Company’s share options have characteristics significantly different from those of traded options, changes in subjective inputs may materially affect the estimated fair value of the options granted.

City Telecom (H.K.) Limited Annual Report 2009

NOTES TO THE FINANCIAL STATEMENTS 73

(Expressed in Hong Kong dollars)

12 GOODWILL - GROUP

The Group

HK$’000

Cost and carrying amount:

At 31 August 2009/2008 1,066

Impairment tests for cash-generating units containing goodwill

Goodwill is allocated to the Group’s cash-generating units (“CGU”) identified according to country of operation and business segment as follows:

2009 2008

HK$’000 HK$’000

Fixed telecommunication network service segment 1,066 1,066

The recoverable amount of the CGU exceeds its carrying amount. The recoverable amount of the CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows for the five-year period are estimated based on average growth rates of 15% and a pre-tax discount rate of 18%. Cash flows beyond the five year period are assumed to remain constant. The estimated growth rates used are comparable to the growth rate for the industry.

The key assumption used in the value-in-use calculation is the annual growth of the turnover of the fixed telecommunications network services, which is determined based on the past performance and management’s expectation for market development. The discount rate used is pre-tax and reflects specific risks relating to the fixed telecommunication services segment.

Any adverse change in the key assumption could reduce the recoverable amount below carrying amount.

City Telecom (H.K.) Limited Annual Report 2009

74 NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Hong Kong dollars)

13 FIXED ASSETS

Group

	Investment property HK$'000	Leasehold land and buildings HK$'000	Leasehold improvements HK$'000	Furniture, fixtures and fittings HK$'000	Telecom-munications, computer and office equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
Cost:							
At 1 September 2008	5,197	84,244	84,577	19,575	2,644,281	12,624	2,850,498
Additions	–	6,667	16,663	416	262,796	192	286,734
Disposals	–	–	(630)	(30)	(55,118)	(43)	(55,821)
Exchange adjustments	–	–	(163)	(76)	(1,515)	–	(1,754)
At 31 August 2009	5,197	90,911	100,447	19,885	2,850,444	12,773	3,079,657
Accumulated depreciation:							
At 1 September 2008	2,205	10,727	61,269	15,596	1,522,739	6,563	1,619,099
Charge for the year	104	1,739	8,286	1,508	192,925	1,679	206,241
Disposals	–	–	(294)	(29)	(46,214)	(19)	(46,556)
Exchange adjustments	–	–	(159)	(58)	(1,290)	–	(1,507)
At 31 August 2009	2,309	12,466	69,102	17,017	1,668,160	8,223	1,777,277
Net book value:							
At 31 August 2009	2,888	78,445	31,345	2,868	1,182,284	4,550	1,302,380
Cost:							
At 1 September 2007	5,197	79,598	80,638	17,419	2,475,775	6,818	2,665,445
Additions	–	4,646	2,469	2,189	196,230	6,150	211,684
Disposals	–	–	–	(478)	(30,564)	(344)	(31,386)
Exchange adjustments	–	–	1,470	445	2,840	–	4,755
At 31 August 2008	5,197	84,244	84,577	19,575	2,644,281	12,624	2,850,498
Accumulated depreciation:							
At 1 September 2007	2,101	9,123	50,309	13,952	1,346,854	5,883	1,428,222
Charge for the year	104	1,604	9,626	1,617	196,198	902	210,051
Disposals	–	–	–	(286)	(22,390)	(222)	(22,898)
Exchange adjustments	–	–	1,334	313	2,077	–	3,724
At 31 August 2008	2,205	10,727	61,269	15,596	1,522,739	6,563	1,619,099
Net book value:							
At 31 August 2008	2,992	73,517	23,308	3,979	1,121,542	6,061	1,231,399

City Telecom (H.K.) Limited Annual Report 2009

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Hong Kong dollars)
75

13 FIXED ASSETS (CONTINUED)

Company

	Investment property HK$'000	Leasehold improvements HK$'000	Furniture, fixtures and fittings HK$'000	Telecom-munications, computer and office equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
Cost:						
At 1 September 2008	5,197	8,332	9,223	312,387	4,901	340,040
Additions	–	–	228	1,052	–	1,280
Disposals	–	–	–	(5,263)	–	(5,263)
At 31 August 2009	5,197	8,332	9,451	308,176	4,901	336,057
Accumulated depreciation:						
At 1 September 2008	2,205	6,925	7,148	232,682	3,597	252,557
Charge for the year	104	738	587	12,333	309	14,071
Disposals	–	–	–	(5,259)	–	(5,259)
At 31 August 2009	2,309	7,663	7,735	239,756	3,906	261,369
Net book value:						
At 31 August 2009	2,888	669	1,716	68,420	995	74,688
Cost:						
At 1 September 2007	5,197	8,332	7,046	312,158	3,665	336,398
Additions	–	–	2,177	229	1,236	3,642
At 31 August 2008	5,197	8,332	9,223	312,387	4,901	340,040
Accumulated depreciation:						
At 1 September 2007	2,101	6,199	6,802	217,704	3,391	236,197
Charge for the year	104	726	346	14,978	206	16,360
At 31 August 2008	2,205	6,925	7,148	232,682	3,597	252,557
Net book value:						
At 31 August 2008	2,992	1,407	2,075	79,705	1,304	87,483

City Telecom (H.K.) Limited Annual Report 2009

76 NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Hong Kong dollars)

13 FIXED ASSETS (CONTINUED)

(a) The Group's total future aggregate lease income receivable under non-cancellable operating lease are as follows:

	The Group		The Company	
	2009	2008	2009	2008
	HK$'000	HK$'000	HK$'000	HK$'000
Leases in respect of investment property which are receivable:				
– Within 1 year	258	258	258	258
– After 1 year but within 5 years	–	258	–	258
	258	516	258	516
Leases in respect of telecommunications facilities and computer equipment which are receivable:				
– Within 1 year	1,566	979	–	–
– After 1 year but within 5 years	1,071	292	–	–
	2,637	1,271	–	–
	2,895	1,787	258	516

(b) The net book value of interests in leasehold land and buildings and investment property situated in Hong Kong are analysed as follows:

	The Group		The Company	
	2009	2008	2009	2008
	HK$'000	HK$'000	HK$'000	HK$'000
Leases of between 10 to 50 years	81,333	76,509	2,888	2,992

Representing:

	The Group		The Company	
	2009	2008	2009	2008
	HK$'000	HK$'000	HK$'000	HK$'000
Leasehold land and building carried at cost	78,445	73,517	–	–
Investment property carried at cost less impairment loss	2,888	2,992	2,888	2,992
	81,333	76,509	2,888	2,992

(c) In addition to the leasehold land and buildings classified as being held under a finance lease, the Group leases telecommunications, computer and office equipment under finance leases expiring from one to six years. At the end of the lease term the Group has the option to purchase the equipment at a price deemed to be a bargain purchase option. None of the leases included contingent rental.

At 31 August 2009, the net book value of telecommunications, computer and office equipment under finance lease held by the Group amounted to HK$1,289,000 (2008: HK$1,411,000).

City Telecom (H.K.) Limited Annual Report 2009

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Hong Kong dollars)
77

14 INVESTMENTS IN SUBSIDIARIES

	The Company 2009 HK$'000	2008 HK$'000
Unlisted investments, at cost (note (a))	51,791	51,791
Amounts due from subsidiaries (note (b))	916,105	1,342,205
	967,896	1,393,996
Less: Impairment loss	(10,184)	(10,184)
	957,712	1,383,812

Notes:

(a) The following is a list of the principal subsidiaries which principally affected the results, assets or liabilities of the Group at 31 August 2009:

Name	Place of incorporation	Principal activities and place of operations	Particulars of issued share capital	Percentage of interest held
Attitude Holdings Limited	British Virgin Islands	Inactive	Ordinary US$1	100
Automedia Holdings Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	* 100
City Telecom (B.C.) Inc. #	Canada	Provision of international telecommunications and dial-up internet access services in Canada	Common Canadian dollar ("CAD") 501,000	100
City Telecom (Canada) Inc. #	Canada	Leasing and maintenance of switching equipment and provision of operational services in Canada	Common CAD100	100
City Telecom Inc. #	Canada	Provision of international telecommunications and dial-up internet access services in Canada	Common CAD1,000	100
City Telecom International Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$5,294	* 100
Credibility Holdings Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	* 100
CTI Guangzhou Customer Services Co. Ltd. (translated from the registered name in Chinese) #	PRC	Provision of administrative support services in the PRC	Paid in capital of HK$8,000,000	* 100
CTI Marketing Company Limited	Hong Kong	Inactive	Ordinary HK$10,000	100

City Telecom (H.K.) Limited Annual Report 2009

78 NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Hong Kong dollars)

14 INVESTMENTS IN SUBSIDIARIES (CONTINUED)

(a) (continued)

Name	Place of incorporation	Principal activities and place of operations	Particulars of issued share capital	Percentage of interest held
Golden Trinity Holdings Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	* 100
Hong Kong Broadband Network Limited	Hong Kong	Provision of international telecommunications and fixed telecommunications network services in Hong Kong	Ordinary HK$383,049	100
IDD1600 Company Limited	Hong Kong	Provision of international telecommunications services in Hong Kong	Ordinary HK$2	100
SGBN Singapore Broadband Network Pte. Limited	Singapore	Inactive	Ordinary Singapore dollar ("SG$") 1	* 100

* Shares held directly by the Company.

Subsidiaries not audited by KPMG.

(b) Except for a loan to a subsidiary of HK$753,860,000 (2008: HK$753,860,000) which bears fixed interest of 9% per annum, all the amounts due from subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

15 OTHER FINANCIAL ASSETS

	The Group		The Company	
	2009	2008	2009	2008
	HK$'000	HK$'000	HK$'000	HK$'000
Debt securities, at fair value and unlisted outside Hong Kong	–	27,997	–	27,997

Note: The balance as at 31 August 2008 was an investment in debt security with principal amount of US$3,000,000. During the year ended 31 August 2009, the debt security matured.

City Telecom (H.K.) Limited Annual Report 2009

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Hong Kong dollars)
79

16 DEFERRED EXPENDITURE

	The Group 2009 HK$'000	2008 HK$'000
Balance as at the beginning of the year	56,095	21,367
Additions during the year	46,525	68,505
Less: amortisation charge for the year (note 4(a))	(53,160)	(33,777)
	49,460	56,095
Current portion	(36,674)	(40,704)
Balance as at the end of the year	12,786	15,391

Deferred expenditure represents costs incurred to acquire subscribers of the services offered by the Group, which is treated as customer acquisition costs and are amortised over the period of the underlying service subscription agreements.

17 ACCOUNTS RECEIVABLE, OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS

	The Group		The Company	
	2009 HK$'000	2008 HK$'000	2009 HK$'000	2008 HK$'000
Accounts receivable	123,352	152,227	10,063	12,396
Less: Allowance for doubtful debts	(3,160)	(11,944)	(843)	(978)
	120,192	140,283	9,220	11,418
Other receivables, deposits and prepayments	69,765	82,726	3,393	3,378
	189,957	223,009	12,613	14,796

(a) Aging analysis

The aging analysis of accounts receivable is as follows:

	The Group		The Company	
	2009 HK$'000	2008 HK$'000	2009 HK$'000	2008 HK$'000
Current – 30 days	32,427	45,462	3,065	4,233
31 – 60 days	13,663	17,507	3,885	4,783
61 – 90 days	3,953	7,249	773	886
Over 90 days	73,309	82,009	2,340	2,494
	123,352	152,227	10,063	12,396

The majority of the Group's accounts receivable are due within 30 days from the date of billings. Subscribers with receivable that are more than 3 months overdue are requested to settle all outstanding balance before further credit is granted.

City Telecom (H.K.) Limited Annual Report 2009

80 NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Hong Kong dollars)

17 ACCOUNTS RECEIVABLE, OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS (CONTINUED)

(b) Impairment of accounts receivable

Impairment losses in respect of accounts receivable are recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against accounts receivable directly (see note 1(i)(i)).

The movement in the allowance for doubtful debts during the year including both specific and collective loss components is as follows:

	The Group		The Company	
	2009	2008	2009	2008
	HK$'000	HK$'000	HK$'000	HK$'000
Balance as at the beginning of the year	11,944	22,392	978	921
Impairment loss recognised	12,103	14,293	935	954
Uncollectible amounts written off	(20,887)	(24,741)	(1,070)	(897)
Balance as at the end of the year	3,160	11,944	843	978

(c) Accounts receivable that are not impaired

The aging analysis of accounts receivable that are neither individually nor collectively considered to be impaired are as follows:

	The Group		The Company	
	2009	2008	2009	2008
	HK$'000	HK$'000	HK$'000	HK$'000
Neither past due nor impaired	32,427	45,462	3,065	4,233
0 – 30 past due	13,663	17,507	3,885	4,783
31 – 60 past due	3,953	7,249	773	886
Over 60 past due	70,149	70,065	1,497	1,516
	120,192	140,283	9,220	11,418

Receivables that were neither past due nor impaired relate to a wide range of customers for whom there was no recent history of default.

The amounts over 60 days past due for the Group included receivable relating to mobile interconnection charges of HK$68,802,000 as at 31 August 2009 (31 August 2008: HK$64,407,000) (see note 2(c)).

Other accounts receivable that were past due but not impaired relate to a number of independent customers that have a good track record with the Group. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold collateral over these balances.

(d) Other receivables, deposits and prepayments

Other receivables, deposits and prepayments consist of deposits for purchase of fixed assets, rental deposit, interest receivable, unbilled revenue, prepayment and other receivables.

City Telecom (H.K.) Limited Annual Report 2009

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Hong Kong dollars)
81

18 CASH AT BANK AND IN HAND

	The Group		The Company	
	2009	2008	2009	2008
	HK$'000	HK$'000	HK$'000	HK$'000
Time deposits with banks and other financial institutions	77,500	264,943	77,500	62,854
Cash at bank and in hand	143,552	156,667	41,919	27,532
Cash at bank and in hand in the balance sheet	221,052	421,610	119,419	90,386

19 ACCOUNTS PAYABLE, OTHER PAYABLES AND ACCRUED CHARGES

	The Group		The Company	
	2009	2008	2009	2008
	HK$'000	HK$'000	HK$'000	HK$'000
Accounts payable	37,555	52,324	20,484	26,440
Other payables and accrued charges	206,487	178,114	23,530	17,831
	244,042	230,438	44,014	44,271

(a) The aging analysis of the accounts payable was as follows:

	The Group		The Company	
	2009	2008	2009	2008
	HK$'000	HK$'000	HK$'000	HK$'000
Current – 30 days	12,621	18,802	3,096	4,952
31 – 60 days	1,778	4,025	756	2,072
61 – 90 days	189	8,334	47	7,992
Over 90 days	22,967	21,163	16,585	11,424
	37,555	52,324	20,484	26,440

(b) Other payables and accrued charges

Other payables and accrued charges primarily consist of accrual for staff salaries and bonus, carrier fees and charges, payable for purchase of fixed assets, advertising and promotional expenses as well as interest payable in respect of the 10-year senior notes.

20 DEFERRED SERVICE REVENUE

Deferred service revenue primarily includes service fees received from customers in advance for the Company's fixed telecommunications network services. Service fees received in advance is deferred and recognised as revenue on a straight-line basis over the related contract period.

City Telecom (H.K.) Limited Annual Report 2009

82 NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Hong Kong dollars)

21 CAPITAL AND RESERVES

(a) Group

	Share capital HK$'000	Share premium HK$'000	Capital reserve HK$'000	Capital redemption reserve HK$'000	Retained profits HK$'000	Exchange reserve HK$'000	Total HK$'000
At 1 September 2008	65,062	670,717	19,013	–	275,025	2,790	1,032,607
Profit attributable to shareholders	–	–	–	–	212,829	–	212,829
Dividend paid in respect of previous year	–	–	–	–	(3,108)	–	(3,108)
Shares issued in respect of scrip dividend of previous year	1,221	8,685	–	–	(9,906)	–	–
Dividend paid in respect of current year	–	–	–	–	(19,904)	–	(19,904)
Shares issued upon exercise of share option	142	1,806	(549)	–	–	–	1,399
Equity settled share-based transactions	–	–	4,768	–	–	–	4,768
Exchange adjustments on translation of the financial statements of subsidiaries	–	–	–	–	–	70	70
Repurchase and cancellation of ordinary shares	(7)	–	–	7	(134)	–	(134)
At 31 August 2009	66,418	681,208	23,232	7	454,802	2,860	1,228,527

	Share capital HK$'000	Share premium HK$'000	Capital reserve HK$'000	Retained profits HK$'000	Exchange reserve HK$'000	Total HK$'000
At 1 September 2007	61,650	622,433	18,109	200,519	1,171	903,882
Profit attributable to shareholders	–	–	–	125,190	–	125,190
Dividend paid in respect of previous year	–	–	–	(5,915)	–	(5,915)
Shares issued in respect of scrip dividend of previous year	1,123	18,044	–	(19,167)	–	–
Dividend paid in respect of current year	–	–	–	(11,371)	–	(11,371)
Shares issued in respect of scrip dividend of current year	884	13,347	–	(14,231)	–	–
Shares issued upon exercise of share option	1,405	16,893	(3,300)	–	–	14,998
Equity settled share-based transactions	–	–	4,204	–	–	4,204
Exchange adjustments on translation of the financial statements of subsidiaries	–	–	–	–	1,619	1,619
At 31 August 2008	65,062	670,717	19,013	275,025	2,790	1,032,607

City Telecom (H.K.) Limited Annual Report 2009

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Hong Kong dollars)
83

21 CAPITAL AND RESERVES (CONTINUED)

(b) Company

	Share capital HK$'000	Share premium HK$'000	Capital reserve HK$'000	Capital redemption reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1 September 2008	65,062	670,717	19,013	–	159,400	914,192
Profit attributable to shareholders	–	–	–	–	27,440	27,440
Dividend paid in respect of previous year	–	–	–	–	(3,108)	(3,108)
Shares issued in respect of scrip dividend of previous year	1,221	8,685	–	–	(9,906)	–
Dividend paid in respect of current year	–	–	–	–	(19,904)	(19,904)
Shares issued upon exercise of share option	142	1,806	(549)	–	–	1,399
Equity settled share-based transactions	–	–	4,768	–	–	4,768
Repurchase and cancellation of ordinary shares	(7)	–	–	7	(134)	(134)
At 31 August 2009	66,418	681,208	23,232	7	153,788	924,653

	Share capital HK$'000	Share premium HK$'000	Capital reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1 September 2007	61,650	622,433	18,109	193,047	895,239
Profit attributable to shareholders	–	–	–	17,037	17,037
Dividend paid in respect of previous year	–	–	–	(5,915)	(5,915)
Shares issued in respect of scrip dividend of previous year	1,123	18,044	–	(19,167)	–
Dividend paid in respect of current year	–	–	–	(11,371)	(11,371)
Shares issued in respect of scrip dividend of current year	884	13,347	–	(14,231)	–
Shares issued upon exercise of share option	1,405	16,893	(3,300)	–	14,998
Equity settled share-based transactions	–	–	4,204	–	4,204
At 31 August 2008	65,062	670,717	19,013	159,400	914,192

Nature and purpose of reserves

(i) Share premium

The application of the share premium account is governed by Sections 48B of the Hong Kong Companies Ordinance.

(ii) Capital reserve

The capital reserve comprises the fair value of the actual or estimated number of unexercised share options granted to employees of the Group that was recognised in accordance with the accounting policy adopted for share based payment in note 1(p).

(iii) PRC statutory reserve

In accordance with Accounting Regulations for Business Enterprises, foreign investment enterprises in the PRC are required to transfer at least 10% of their profit after taxation, as determined under accounting principles generally accepted in the PRC ("PRC GAAP") to the general reserve until the balance of the general reserve is equal to 50% of their registered capital.

For the year ended 31 August 2009, CTI Guangzhou Customer Services Co Ltd ("CTIGZ"), a wholly-owned subsidiary of the Group, made appropriation to the statutory reserve of RMB510,000 (2008: RMB324,000). The accumulated balance of the statutory reserve maintained at the CTIGZ as at 31 August 2009 was RMB1,415,000 (2008: RMB905,000). The statutory reserve can be used to reduce previous years' losses and to increase the capital of the subsidiary.

(iv) Exchange reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations. The reserve is dealt with in accordance with the accounting policies set out in note 1(d)(ii).

City Telecom (H.K.) Limited Annual Report 2009

84 NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

21 CAPITAL AND RESERVES (CONTINUED)

(c) Share capital

2009 2008

No. of No. of

shares Amount shares Amount

HK$’000 HK$’000

Authorised:

Ordinary shares of HK$0.10 each 2,000,000,000 200,000 2,000,000,000 200,000

Issued and fully paid:

Ordinary shares of HK$0.10 each

At the beginning of the year 650,621,823 65,062 616,503,404 61,650

Shares issued in respect of scrip dividend of the previous year (note (i)) 12,212,142 1,221 11,227,213 1,123

Shares issued in respect of scrip dividend of the current year (note (ii)) – – 8,838,938 884

Shares issued upon exercise of share options (note (iii)) 1,416,005 142 14,052,268 1,405

Repurchase and cancellation of ordinary shares (70,000) (7) – –

At the end of the year 664,179,970 66,418 650,621,823 65,062

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per ordinary share at meetings of the Company. All ordinary shares rank equally with regard to the Company’s residual assets.

Notes:

(i) On 25 February 2009, the Company issued and allotted 12,212,142 ordinary shares to shareholders who elected to receive, the 2008 final dividend in shares pursuant to the scrip dividend scheme announced by the Company on 9 January 2009.

These shares rank pari passu with the existing shares of the Company in all respects.

On 4 February 2008, the Company issued and allotted 11,227,213 ordinary shares to shareholders who elected to receive, the 2007 final dividend in shares pursuant to the scrip dividend scheme announced by the Company on 4 January 2008. These shares rank pari passu with the existing shares of the Company in all respects.

(ii) On 23 July 2008, the Company issued and allotted 8,838,938 ordinary shares to shareholder, who elected to receive the 2008 interim dividend in shares pursuant to the scrip dividend scheme announced by the Company on 19 June 2008. These shares rank pari passu with the existing shares of the Company in all respects.

(iii) During the year ended 31 August 2009, 1,416,005 ordinary shares (2008: 14,052,268 ordinary shares) were issued at a weighted average price of HK$0.99 per ordinary share (2008: HK$1.07 per ordinary share) to share option holders who had exercised their options. These shares so issued rank pari passu with the then existing ordinary shares in issue.

City Telecom (H.K.) Limited Annual Report 2009

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Hong Kong dollars)

85

21 CAPITAL AND RESERVES (CONTINUED)

(c) Share capital (continued)

(iv) The movement of outstanding share options during the year was as follows:

Date of grant	Exercise price per share	Number of share options outstanding at 1 September 2008	Granted	Adjustment to number of options for 2008 final dividend (note (i))	Exercised	Lapsed	Number of share options outstanding at 31 August 2009
21 October 2004	HK$1.5224	7,571,582	–	35,130	546,184	151,001	6,909,527
5 January 2005	HK$1.5224	16,106,956	–	76,252	–	–	16,183,208
22 May 2006	HK$0.6523	22,387,555	–	105,366	869,821	30,201	21,592,899
3 August 2006	HK$0.7018	40,349	–	191	–	–	40,540
22 November 2006	HK$0.7216	135,902	–	643	–	–	136,545
6 February 2008	HK$1.7568	6,016,309	–	28,482	–	–	6,044,791
11 February 2008	HK$1.8660	6,016,309	–	28,482	–	–	6,044,791
15 February 2008	HK$1.7568	1,002,718	–	4,747	–	–	1,007,465
11 March 2008	HK$1.8164	300,816	–	1,424	–	302,240	–
2 May 2008	HK$1.7866	1,002,718	–	4,747	–	–	1,007,465
		60,581,214	–	285,464	1,416,005	483,442	58,967,231

During the year ended 31 August 2009, no options were granted under the 2002 Share Option Scheme.

Each option entitles the holder to subscribe for one share of HK$0.10 each in the Company at a predetermined exercise price.

(d) Capital management

The Group's primary objectives when managing capital are to maintain a reasonable capital structure, safeguard the Group's ability to continue as a going concern, and to provide returns for shareholders.

The Group manages the amount of capital in proportion to risk, and makes adjustments to its capital structure through the amount of dividend payment to shareholders, issuance of scrip and new shares, and managing its debt portfolio in conjunction with cash flow requirements, taking into account its future financial obligations and commitments.

The Group monitors its capital structure by reviewing its net debt to net asset gearing ratio. For this purpose, the Group defines net debt as total loans less cash at bank and in hand and long-term bank deposits.

The net debt to net asset gearing ratio as at 31 August 2009 and 2008 are as follows:

	The Group 2009 HK$'000	2008 HK$'000
Unsecured		
– 10-year senior notes due 2015	162,586	683,242
– Obligation under finance lease	732	376
Total loans	163,318	683,618
Less: Cash and bank balances	(221,052)	(421,610)
Net (cash)/debt	(57,734)	262,008
Net asset	1,228,527	1,032,607
Net debt to net asset gearing ratio	–	0.25

The decrease in net debt to net asset gearing ratio is mainly due to the repurchase of the 10-year senior notes (see note 23(a)).

Neither the Company nor any of its subsidiaries are currently subject to externally imposed capital requirements.

City Telecom (H.K.) Limited Annual Report 2009

86
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Hong Kong dollars)

22 DEFERRED TAXATION

Deferred tax assets are recognised to the extent it is probable that future taxable profits will be generated against which the temporary differences can be utilised.

The components of deferred tax assets/(liabilities) recognised in the balance sheet and the movements are as follows:

	The Group		The Company	
	2009 HK$'000	2008 HK$'000	2009 HK$'000	2008 HK$'000
Balance as at the beginning of the year	21,398	(291)	(4,937)	–
Exchange differences	1	(1)	–	–
Deferred taxation (charged)/credited to income statement				
– relating to the origination and reversal of temporary differences (note 5)	(37,108)	(4,645)	(2,110)	(4,937)
– relating to the recognition of unrecognised tax losses in prior years (note 5)	–	26,335	–	–
Balance as at the end of the year	(15,709)	21,398	(7,047)	(4,937)

As at 31 August 2009, the Group has not recognised deferred tax assets in respect of unused tax losses of HK$8,154,000 (2008: HK$9,518,000) because it is not probable that future taxable profits can be generated to utilise the tax losses. All tax losses are subjected to agreement with local tax authorities.

	The Group	
	2009 HK$'000	2008 HK$'000
After 5 years	2,455	3,810
No expiry date	5,699	5,708
	8,154	9,518

The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the year is as follows:

	The Group Accelerated depreciation allowance	
	2009 HK$'000	2008 HK$'000
Deferred tax liabilities		
At the beginning of the year	(126,447)	(134,910)
(Charged)/credited to consolidated income statement	(5,326)	8,463
Exchange differences	7	–
At the end of the year	(131,766)	(126,447)

City Telecom (H.K.) Limited Annual Report 2009

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Hong Kong dollars)

87

22 DEFERRED TAXATION (CONTINUED)

	The Group Tax losses 2009 HK$'000	2008 HK$'000
Deferred tax assets		
At the beginning of the year	147,845	134,619
(Charged)/credited to consolidated income statement	(31,782)	13,227
Exchange differences	(6)	(1)
At the end of the year	116,057	147,845

	The Company Accelerated depreciation allowances 2009 HK$'000	2008 HK$'000
Deferred tax liabilities		
At the beginning of the year	(8,745)	(11,072)
Credited to the income statement	1,698	2,327
At the end of the year	(7,047)	(8,745)

	The Company Tax losses 2009 HK$'000	2008 HK$'000
Deferred tax assets		
At the beginning of the year	3,808	11,072
Charged to the income statement	(3,808)	(7,264)
At the end of the year	–	3,808

Deferred tax assets and deferred tax liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on the same taxable entity. The following amounts, determined after appropriate offsetting, are shown in the balance sheet:

	The Group 2009 HK$'000	The Group 2008 HK$'000	The Company 2009 HK$'000	The Company 2008 HK$'000
Deferred tax assets	–	26,335	–	–
Deferred tax liabilities	(15,709)	(4,937)	(7,047)	(4,937)
	(15,709)	21,398	(7,047)	(4,937)

City Telecom (H.K.) Limited Annual Report 2009

88 NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Hong Kong dollars)

23 LONG-TERM DEBT AND OTHER LIABILITIES

	The Group		The Company	
	2009	2008	2009	2008
	HK$'000	HK$'000	HK$'000	HK$'000
10-year senior notes due 2015 (note (a))	162,586	683,242	162,586	683,242
Obligations under finance leases (note (b))	732	376	715	350
	163,318	683,618	163,301	683,592
Current portion – obligations under finance leases	(202)	(121)	(193)	(112)
	163,116	683,497	163,108	683,480

At 31 August 2009, the Group's and the Company's long-term debt and other liabilities were repayable as follows:

	The Group		The Company	
	2009	2008	2009	2008
	HK$'000	HK$'000	HK$'000	HK$'000
Long-term debt and other liabilities, repayable:				
– 10-year senior notes due 2015				
– after the fifth year	162,586	683,242	162,586	683,242
Obligations under finance leases				
– Within 1 year	202	121	193	112
– After 1 year but within 2 years	197	129	189	120
– After 2 years but within 5 years	263	126	263	118
– After 5 years	70	–	70	–
	732	376	715	350
Less: Current portion – obligations under finance leases	(202)	(121)	(193)	(112)
	530	255	522	238
	163,116	683,497	163,108	683,480

Notes:

(a) On 20 January 2005, the Company issued unsecured 10-year senior fixed rates notes (the "10-year senior notes") with a principle amount of US$125 million at an issue price equal to 100 per cent of the principal amount. The 10-year senior notes mature on 1 February 2015 and bear interest at the fixed rate of 8.75% per annum payable semi-annually on 1 February and 1 August of each year, commencing 1 August 2005.

The 10-year senior notes are unconditionally and irrevocably guaranteed on a joint and several basis by the Company's subsidiaries (other than CTI Guangzhou Customer Services Company Limited) as subsidiary guarantors.

During the year ended 31 August 2009, the Group repurchased a portion of the 10-year senior notes with a cumulative principal value of US$67,990,000 through tender offers in April 2009 and July 2009. The total consideration paid including transaction cost and accrued interest was approximately US$65,139,000. The gain on extinguishment of the 10-year senior notes was US$4,048,000 (equivalent to HK$31,371,000) which has been recorded in other revenues of the consolidated income statement.

As at 31 August 2009, the principal amount of the 10-year senior notes remaining in issue after the repurchase was US$21,363,000 (equivalent to HK$165,563,000). The amortised cost of the 10-year senior notes was US$20,979,000 (equivalent to HK$162,586,000) as at 31 August 2009.

The effective interest rate of the 10-year senior notes for the year ended 31 August 2009 is 9.2% (2008: 9.2%) per annum.

City Telecom (H.K.) Limited Annual Report 2009

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Hong Kong dollars)
89

23 LONG-TERM DEBT AND OTHER LIABILITIES (CONTINUED)

Notes: (continued)

(b) At 31 August 2009, the Group had obligations under finance leases repayable as follows:

	The Group					
	2009			2008		
	Present value of the minimum lease payments HK$'000	Interest expense relating to future periods HK$'000	Total minimum lease payments HK$'000	Present value of the minimum lease payments HK$'000	Interest expense relating to future periods HK$'000	Total minimum lease payments HK$'000
Within 1 year	202	35	237	121	21	142
After 1 year but within 2 years	197	22	219	129	13	142
After 2 years but within 5 years	263	30	293	126	4	130
After 5 years	70	1	71	–	–	–
	530	53	583	255	17	272
	732	88	820	376	38	414

At 31 August 2009, the Company had obligations under finance leases repayable as follows:

	The Company					
	2009			2008		
	Present value of the minimum lease payments HK$'000	Interest expense relating to future periods HK$'000	Total minimum lease payments HK$'000	Present value of the minimum lease payments HK$'000	Interest expense relating to future periods HK$'000	Total minimum lease payments HK$'000
Within 1 year	193	34	227	112	20	132
After 1 year but within 2 years	189	22	211	120	12	132
After 2 years but within 5 years	263	30	293	118	4	122
After 5 years	70	1	71	–	–	–
	522	53	575	238	16	254
	715	87	802	350	36	386

City Telecom (H.K.) Limited Annual Report 2009

90 NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

24 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of profit before taxation to net cash inflow from operations

2009 HK$’000 2008 HK$’000

Profit before taxation 251,559 108,372

Depreciation of owned fixed assets 205,624 209,464

Depreciation of fixed assets held under finance lease 617 587

Amortisation of deferred expenditure 53,160 33,777

Interest income (4,869) (15,596)

Interest element of finance lease 27 34

Loss on disposal of fixed assets 1,016 1,431

Realised and unrealised gain on other financial assets (189) (3,284)

Realised gain on long term bank deposit – (1,185)

Realised loss on derivative financial instrument – 1,039

Equity settled share-based transactions 4,768 4,204

Gain on extinguishment of 10-year senior notes (31,371) (2,582)

Interest, amortisation and exchange difference on 10-year senior notes 49,214 72,640

Net cash inflow before working capital changes 529,556 408,901

(Increase)/decrease in long-term receivable and prepayment (505) 1,346

Decrease in accounts receivable, other receivables, deposits and prepayments 33,052 6,914

Decrease in inventories – 477

Increase in deferred expenditure (46,525) (68,505)

Increase/(decrease) in accounts payable, other payables, accrued charges and deposits received 17,419 (12,567)

Increase in deferred services revenue 4,621 46,247

Net cash inflow from operations 537,618 382,813

City Telecom (H.K.) Limited Annual Report 2009

NOTES TO THE FINANCIAL STATEMENTS 91

(Expressed in Hong Kong dollars)

24 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)

(b) Analysis of changes in financing during the year

Share capital (including share premium and capital reserve) HK$’000

Obligations under finance lease HK$’000

10-year senior notes HK$’000

Balance at 1 September 2007 702,192 1,210 952,593

Issue of new shares 14,998 – –

Share issued in respect of scrip dividend 33,398 – –

Repayment of capital element of finance lease – (834) –

Repurchase of 10-year senior notes – – (269,399)

Gain on extinguishment of 10-year senior notes – – (2,582)

Amortisation of incidental issuance costs – – 1,665

Equity settled share-based transactions 4,204 – –

Effect of foreign exchange rate changes – – 965

Balance at 31 August 2008 754,792 376 683,242

Balance at 1 September 2008 754,792 376 683,242

Issue of new shares 1,399 – –

Repurchase and cancellation of ordinary shares (7) – –

Share issued in respect of scrip dividend 9,906 – –

Purchase of fixed assets under finance lease – 494 –

Repayment of capital element of finance lease – (138) –

Repurchase of 10-year senior notes – – (485,829)

Gain on extinguishment of 10-year senior notes – – (31,371)

Amortisation of incidental issuance costs – – 1,545

Equity settled share-based transactions 4,768 – –

Effect of foreign exchange rate changes – – (5,001)

Balance at 31 August 2009 770,858 732 162,586

City Telecom (H.K.) Limited Annual Report 2009

92 NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Hong Kong dollars)

25 FINANCIAL INSTRUMENTS

Exposure to credit, liquidity, interest rate and currency risks arises in the normal course of the Group's business. These risks are limited by the Group's financial management policies and practices described below.

(a) Credit risk

The Group's credit risk is primarily attributable to accounts receivable, other receivables, and debt investments. Management has a credit policy in place and the exposure to the credit risk is monitored on an ongoing basis.

In respect of accounts receivable and other receivables, credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer's past history of making payments when due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer locates. These receivables are due within 30 days from the date of billing. Subscribers with receivables that are more than 3 months overdue are requested to settle all outstanding balances before any further credit is granted. The Group generally does not obtain collateral from customers.

The Group's exposure to credit risk is influenced mainly by individual characteristics of each customer. The default risk of the country in which customer locates also has an influence on credit risk but to a lesser extent. Concentrations of credit risk with respect to accounts receivable are limited due to the Group's customer base being large and unrelated. As such, management does not expect any significant losses of accounts receivable that have not been provided for by way of allowances as disclosed in note 17.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset after deducting any impairment allowance, in the balance sheet. Except for the financial guarantee given by the Group as disclosed in note 26, the Group does not provide any other guarantees which expose the Group to credit risk. The maximum exposure to credit risk in respect of these financial guarantees at the balance sheet date is disclosed in note 26.

Further quantitative disclosures in respect of the Group's exposure to credit risk arising from accounts receivable are set out in note 17.

(b) Liquidity risk

The Company has a cash management policy, which includes the short term investment of cash surpluses and the raising of loans and other borrowings to cover expected cash demands. The Company's policy is to regularly monitor current and expected liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient cash and readily realisable marketable securities and adequate amount of committed credit facilities from major financial institutions to meet its liquidity requirements in the short and long term. Due to the dynamic nature of the underlying business, the Company aims to maintain flexibility in funding by maintaining committed credit lines available.

The following table details the remaining contractual maturities at the balance sheet date of the Group's and the Company's financial liabilities, which are based on undiscounted cash flows (including interest) and the earliest date the Group and the Company are required to pay.

Group

	2009						2008					
	Carrying amount HK$'000	Total contractual undiscounted cash flow HK$'000	Within 1 year or on demand HK$'000	More than 1 year but less than 2 years HK$'000	More than 2 years but less than 5 years HK$'000	More than 5 years HK$'000	Carrying amount HK$'000	Total contractual undiscounted cash flow HK$'000	Within 1 year or on demand HK$'000	More than 1 year but less than 2 years HK$'000	More than 2 years but less than 5 years HK$'000	More than 5 years HK$'000
Current liabilities												
Accounts payable	37,555	37,555	37,555	-	-	-	52,324	52,324	52,324	-	-	-
Other payables and accrued charges	206,487	206,487	206,487	-	-	-	178,114	178,114	178,114	-	-	-
Deposits received	16,385	16,385	16,385	-	-	-	16,264	16,264	16,264	-	-	-
Obligations under finance leases	202	237	237	-	-	-	121	142	142	-	-	-
Tax payable	1,993	1,993	1,993	-	-	-	2,103	2,103	2,103	-	-	-
Non current liabilities												
10-year senior note	162,586	244,117	14,489	14,489	43,467	171,672	683,242	1,093,852	61,012	61,012	183,036	788,792
Obligation under finance leases	530	583	-	219	293	71	255	272	-	142	130	-
	425,738	507,357	277,146	14,708	43,760	171,743	932,423	1,343,071	309,959	61,154	183,166	788,792

City Telecom (H.K.) Limited Annual Report 2009

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Hong Kong dollars)

93

25 FINANCIAL INSTRUMENTS (CONTINUED)

(b) Liquidity risk (continued)

Company

	2009						2008					
	Carrying amount HK$'000	Total contractual undiscounted cash flow HK$'000	Within 1 year or on demand HK$'000	More than 1 year but less than 2 years HK$'000	More than 2 years but less than 5 years HK$'000	More than 5 years HK$'000	Carrying amount HK$'000	Total contractual undiscounted cash flow HK$'000	Within 1 year or on demand HK$'000	More than 1 year but less than 2 years HK$'000	More than 2 years but less than 5 years HK$'000	More than 5 years HK$'000
Current liabilities												
Amount due to subsidiaries	10,830	10,830	10,830	-	-	-	10,830	10,830	10,830	-	-	-
Accounts payable	20,484	20,484	20,484	-	-	-	26,440	26,440	26,440	-	-	-
Other payables and accrued charges	23,530	23,530	23,530	-	-	-	17,831	17,831	17,831	-	-	-
Deposits received	7,886	7,886	7,886	-	-	-	7,943	7,943	7,943	-	-	-
Obligations under finance leases	193	227	227	-	-	-	112	132	132	-	-	-
Tax payable	356	356	356	-	-	-	356	356	356	-	-	-
Non current liabilities												
10-year senior rate	162,586	244,117	14,489	14,489	43,467	171,672	683,242	1,093,852	61,012	61,012	183,036	788,792
Obligation under finance leases	522	575	-	211	293	71	238	254	-	132	122	-
	226,387	308,005	77,802	14,700	43,760	171,743	746,992	1,157,638	124,544	61,144	183,158	788,792

(c) Interest rate risk

The Group's interest-rate risk arises mainly from its 10-year senior notes which bear interest at the fixed rate of 8.75% per annum. Borrowings issued at fixed rate expose the Group to fair value interest-rate risk.

(i) Interest rate profile

The following table details the interest rate profile of the Group's and the Company's borrowings at the balance sheet date.

	The Group				The Company			
	2009		2008		2009		2008	
	Effective interest rate %	HK$'000	Effective interest rate %	HK$'000	Effective interest rate %	HK$'000	Effective interest rate %	HK$'000
Fixed rate borrowings:								
10-year senior notes	9.2	162,586	9.2	683,242	9.2	162,586	9.2	683,242
Obligations under finance lease	5.6	732	6.8	376	5.6	715	6.8	350
		163,318		683,618		163,301		683,592

(ii) Sensitivity analysis

Management determines that the Group's exposure of interest rate risk was not significant and hence no sensitivity analysis is prepared.

City Telecom (H.K.) Limited Annual Report 2009

94 NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Hong Kong dollars)

25 FINANCIAL INSTRUMENTS (CONTINUED)

(d) Foreign currency risk

All the Group's monetary assets and liabilities are primarily denominated in either Hong Kong dollars or United States dollars. Given the exchange rate of the Hong Kong dollar to the United State dollar has remained close to the current pegged rate of HKD7.80 = USD1.00 since 1983, management does not expect significant foreign exchange gains or losses between the two currencies.

The Group is also exposed to a certain amount of foreign exchange risk based on fluctuations between the Hong Kong dollars and the Renminbi arising from its operations in the PRC. In order to limit this foreign currency risk exposure, the Group maintained Renminbi cash balance that approximate two to three months' of operating cash flows.

(i) Exposure to currency risk

The following table details the Group's and the Company's exposure at the balance sheet date to currency risk arising from recognised assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate.

Group

	2009			2008		
	United States Dollars '000	Japanese Yen '000	Canadian Dollars '000	United States Dollars '000	Japanese Yen '000	Canadian Dollars '000
Cash at bank and in hand and pledged bank deposits	11,599	696	282	22,330	1,099	176
Accounts payable	(3,183)	–	–	(2,500)	–	–
Other payables and accrued charges	(390)	–	–	(3,390)	–	–
10-year senior notes	(20,979)	–	–	(87,483)	–	–
Overall net exposure	(12,953)	696	282	(71,043)	1,099	176

Company

	2009			2008		
	United States Dollars '000	Renminbi '000	Japanese Yen '000	United States Dollars '000	Renminbi '000	Japanese Yen '000
Amounts due from subsidiaries	7	14,304	–	7	100,195	–
Cash at bank and in hand and pledged bank deposits	11,372	–	696	21,387	–	1,099
Amount due to a subsidiary	(90)	–	–	(90)	–	–
Accounts payable	(1,780)	–	–	(2,010)	–	–
Other payables and accrued charges	(265)	–	–	–	–	–
10-year senior notes	(20,979)	–	–	(87,483)	–	–
Overall net exposure	(11,735)	14,304	696	(68,189)	100,195	1,099

City Telecom (H.K.) Limited Annual Report 2009

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

25 FINANCIAL INSTRUMENTS (CONTINUED)

(d) Foreign currency risk (continued)

(ii) Sensitivity analysis

The Company’s foreign currency risk is mainly concentrated on the fluctuation of the Renminbi against the Hong Kong dollar. It is assumed that the pegged rate between the Hong Kong dollar and the United States dollar would be materially unaffected by any changes in movement in value of the United States dollar against other currencies. The following table details the Company’s sensitivity to a 10% increase or decrease in the Hong Kong dollar against the Renminbi. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the year end for a 10% change in foreign currency rates. A positive number indicates an increase in profit for the year where the Renminbi strengthens against the Hong Kong dollar. For a 10% weakening of the Renminbi against the Hong Kong dollar, there would be an equal and opposite impact on the profit and the balance below would be negative.

2009 HK$’000 2008 HK$’000

Renminbi 1,626 11,469

(e) Fair values

Except for the following instruments, all financial instruments are carried at amounts not materially different from their fair values as at 31 August 2009 and 2008:

2009 2008

Carrying amount HK$’000 Fair value HK$’000 Carrying amount HK$’000

Fair value HK$’000

The Group and the Company

10-year senior notes 162,586 157,285 683,242 672,236

(f) Estimation of fair values

Fair value of financial instruments is estimated as follows:

(i) The fair value of the 10-year senior notes is determined based on quoted market price.

(ii) Accounts receivable, other receivables, deposits and prepayments, pledged bank deposits, cash at bank and in hand, accounts payable, and other payables and accrued charges are assumed to approximate their fair values as they can be realised or settled within twelve months after the balance sheet date.

City Telecom (H.K.) Limited Annual Report 2009

96 NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Hong Kong dollars)

26 CONTINGENT LIABILITIES

	The Group		The Company	
	2009	2008	2009	2008
	HK$'000	HK$'000	HK$'000	HK$'000
Bank guarantees provided to suppliers (notes 28(i) and (ii))	2,490	24,671	2,490	24,568
Bank guarantee in lieu of payment of utility deposits (note 28(iii))	5,272	5,272	–	–
Corporate guarantee provided to a subsidiary for shared banking facility (note)	–	–	4,650	52,694
	7,762	29,943	7,140	77,262

Note: Corporate guarantee provided to a subsidiary represented the maximum amount of contingent liabilities of the Company had the shared banking facility of HK$4,650,000 as at 31 August 2009 (2008: HK$52,694,000) been fully drawn. As at 31 August 2009, HK$7,762,000 (2008: HK$29,943,000) of the HK$15,038,000 (2008: HK$87,319,000) total banking facility (note 28(i)) was utilised by the Company and the subsidiary.

27 COMMITMENTS

(a) Capital commitments

	The Group		The Company	
	2009	2008	2009	2008
	HK$'000	HK$'000	HK$'000	HK$'000
Purchase of telecommunications, computer and office equipment – contracted but not provided for	150,099	143,888	–	22

(b) Commitments under operating leases

At 31 August 2009 and 2008, the Group and the Company has future aggregate minimum lease payments under non-cancellable operating leases as follows:

	The Group		The Company	
	2009	2008	2009	2008
	HK$'000	HK$'000	HK$'000	HK$'000
Leases in respect of land and buildings which are payable:				
– Within 1 year	21,387	16,472	–	–
– After 1 year but within 5 years	13,802	11,645	–	–
	35,189	28,117	–	–
Leases in respect of telecommunications facilities and computer equipment which are payable:				
– Within 1 year	45,321	38,623	181	1,128
– After 1 year but within 5 years	9,600	12,876	–	–
– After 5 years	6,271	7,384	–	–
	61,192	58,883	181	1,128
	96,381	87,000	181	1,128

City Telecom (H.K.) Limited Annual Report 2009

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Hong Kong dollars)
97

27 COMMITMENTS (CONTINUED)

(c) Program fee commitments

The Group entered into several long-term agreements with program content providers for the rights to use certain program contents in the Group's IP-TV services. Minimum amounts of program fees to be paid by the Group are as follows:

	2009 HK$'000	2008 HK$'000
Program fee in respect of program rights which are payable:		
– Within 1 year	9,094	6,583
– After 1 year but within 5 years	6,238	279
	15,332	6,862

28 PLEDGE OF ASSETS

As at 31 August 2009, the Group has pledged bank deposits of US$650,000 (equivalent to HK$5,038,000) and HK$10,000,000 as security for the following significant banking facilities:

(i) bank facility of US$650,000 (equivalent to HK$5,038,000) granted by a bank for issuance of bank guarantees to third party suppliers, letters of credit, short-term loan, overdraft, foreign exchange and interest rate hedging arrangements. As of 31 August 2009, bank guarantees of HK$500,000 were issued against this bank facility (2008: HK$20,371,000);

(ii) bank guarantees of HK$1,990,000 (2008: HK$4,300,000) issued by the bank to third party suppliers of the Company and one of its subsidiaries for payment of certain products and services procured by the Group from these third party suppliers; and

(iii) bank guarantees of HK$5,272,000 (2008: HK$5,272,000) issued by the bank to certain utility vendors of the Group in lieu of payment of utility deposits.

As at 31 August 2008, the Group had pledged bank deposits of US$9,900,000 (equivalent of HK$77,319,000) and HK$10,000,000 as security of the above significant banking facilities.

29 MATERIAL RELATED PARTY TRANSACTIONS

In addition to the transactions and balances disclosed elsewhere in these financial statements, the Group entered into the following material related party transactions.

Key management personnel remuneration

Remuneration for key management personnel, including amounts paid to the Company's directors as disclosed in note 10(a) and certain of the highest paid employees as disclosed in note 10(b), is as follows:

	2009 HK$'000	2008 HK$'000
Short-term employee benefits	34,687	28,850
Post-employment benefits	2,614	2,425
Equity compensation benefits	4,071	3,664
	41,372	34,939

City Telecom (H.K.) Limited Annual Report 2009

98 NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

30 COMPARATIVE FIGURE

Certain comparative figures have been reclassified to conform with the current year’s presentation.

31 ACCOUNTING ESTIMATES AND JUDGEMENTS Key sources of estimation uncertainty

Notes 11 and 25 contain information about the assumptions and risk factors relating to fair value of share options and financial instruments. Other key sources of estimation uncertainty are as follows:

Impairment loss for doubtful accounts

The Group maintains impairment loss for doubtful accounts based upon evaluation of the recoverability of the accounts receivable and other receivables which takes into account the historical write-off experience and recovery rates. If the financial condition of the customers were to deteriorate, additional impairment may be required.

Depreciation

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives. The Group reviews the estimated useful lives of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and takes into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Deferred tax

At 31 August 2009, the Group has recognised a deferred tax asset in relation to tax losses carry forward as set out in note 22. The realisability of the deferred tax asset depends on whether it is probable that future taxable profits will be available against which the asset can be utilised. In assessing the need to recognise a deferred tax asset, management consider all available evidence, including projected future taxable income, tax planning strategies, historical taxable income, and the expiration periods of the tax losses. In cases where the actual future taxable profits are less than expected, a reversal of deferred tax asset may arise, which will be recognised in the income statement for the period in which such a reversal takes place.

32 POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED 31 AUGUST 2009

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended 31 August 2009 and which have not been adopted in these financial statements.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of the following developments is unlikely to have significant impact on the Group’s results of operations and financial position.

Effective for

accounting periods

beginning on or after

IAS 1 (Revised) Presentation of financial statements 1 January 2009

IAS 23 (Revised) Borrowing costs 1 January 2009

IFRS 8 Operating segments 1 January 2009

City Telecom (H.K.) Limited Annual Report 2009

FIVE-YEAR FINANCIAL SUMMARY

(Expressed in Hong Kong dollars)

99

RESULTS, ASSETS AND LIABILITIES

The following table summarises the consolidated results, assets and liabilities of the Group for the five years ended 31 August 2009.

	2009 HK$'000	2008 HK$'000	2007 HK$'000	2006 HK$'000	2005 HK$'000
Results					
Turnover	1,478,239	1,302,981	1,141,270	1,159,579	1,137,356
Profit/(loss) before taxation	251,559	108,372	30,891	(99,485)	(220,042)
Income tax (expense)/benefit	(38,730)	16,818	(2,026)	7,244	6,725
Profit/(loss) attributable to shareholders	212,829	125,190	28,865	(92,241)	(213,317)
Assets					
Goodwill	1,066	1,066	1,066	1,066	1,066
Fixed assets	1,302,380	1,231,399	1,237,223	1,367,234	1,336,543
Other financial assets	–	–	39,213	40,274	41,441
Derivative financial instruments	–	–	1,039	1,845	–
Long term receivable and prepayment	6,091	5,586	6,932	12,532	13,099
Deferred tax asset	–	26,335	–	–	–
Deferred expenditure	49,460	56,095	21,367	12,445	21,131
Current assets	426,047	759,935	854,293	688,819	884,327
Total assets	1,785,044	2,080,416	2,161,133	2,124,215	2,297,607
Liabilities					
Current liabilities	377,692	359,375	303,992	283,105	369,146
Non-current liabilities	178,825	688,434	953,259	949,456	957,828
Total liabilities	556,517	1,047,809	1,257,251	1,232,561	1,326,974
Net assets	1,228,527	1,032,607	903,882	891,654	970,633

City Telecom (H.K.) Limited Annual Report 2009

CORPORATE INFORMATION

FINANCIAL CALENDAR

Full-year Results

Announced on 5 November 2009

Annual General Meeting

18 December 2009

LISTING

City Telecom (H.K.) Limited’s shares are listed under the stock code “1137” on The Stock Exchange of Hong Kong Limited and in the form of American Depositary Receipts (each representing 20 ordinary shares of the Company) on the Nasdaq Stock Market in U.S. under the ticker symbol “CTEL”.

Executive Directors

Mr. WONG Wai Kay, Ricky (Chairman) Mr. CHEUNG Chi Kin, Paul (Vice Chairman)

Mr. YEUNG Chu Kwong, William (Chief Executive Officer) Mr. LAI Ni Quiaque3 (Chief Financial Officer and Head of Talent Engagement)

Non-executive Director

Dr. CHENG Mo Chi, Moses3

Independent Non-executive Directors

Mr. LEE Hon Ying, John2,4 Dr. CHAN Kin Man1,3 Mr. PEH Jefferson Tun Lu1,3

1 Members of Audit Committee

2 Chairman of Audit Committee

3 Members of Remuneration Committee

4 Chairman of Remuneration Committee

Company Secretary

Mr. LAI Ni Quiaque

Authorised Representatives

Mr. WONG Wai Kay, Ricky Mr. CHEUNG Chi Kin, Paul

Registered Office

Level 39, Tower 1, Metroplaza 223 Hing Fong Road

Kwai Chung, New Territories, Hong Kong

Legal Adviser to the Company as to U.S. and Hong Kong Laws

Jones Day

29th Floor, Edinburgh Tower The Landmark

15 Queen’s Road Central Hong Kong

Auditors

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road Central, Hong Kong

Share Registrar

Computershare Hong Kong Investor Services Limited

46th Floor, Hopewell Centre 183 Queen’s Road East, Wanchai Hong Kong

American Depositary Bank

The Bank of New York Mellon Corporation

101 Barclay Street, 22nd Floor New York, NY 10286 USA

Principal Bankers

Citibank, N.A.

The Hongkong and Shanghai Banking Corporation Limited

Website

www.ctigroup.com.hk

City Telecom (H.K.) Limited Annual Report 2009

Concept and Design: Equity Financial Press Limited Website: www.equitygroup.com.hk

Where the English and the Chinese texts conflict, the English text prevails

FSC

© Mixed Sources

Product group from well-managed

forests and other controlled sources

www.fsc.org Cert no. SGS-COC-003677

©1996 Forest Stewardship Council

City Telecom (H.K.) Limited

Level 39, Metroplaza Tower 1

No. 223 Hing Fong Road

Kwai Chung, N.T., Hong Kong

www.ctigroup.com.hk